1/18

03037508

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sims Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 0838 FISCAL YEAR 6-30-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/18/03



ANNUAL REPORT 2003

SIMS GROUP

INNOVATIVE RECYCLING SOLUTIONS

FINANCIAL SUMMARY

For the year ending 30th June

	2003	2002
	(A$'000s)	(A$'000s)
Total Operating Revenue	**1,609,512**	1,422,934
Profit Before Interest and Tax	**114,177**	76,644
Net Interest Expense	**(2,199)**	(5,436)
Tax Expense	**(36,936)**	(22,649)
Operating Profit After Tax	**75,042**	48,559
Net Profit (After Minority Interests)	**75,042**	48,525
Net Cash Flows from Operations	**127,007**	103,211
Earnings Per Share - basic	**82.2¢**	54.0¢
Earnings Per Share - diluted	**82.2¢**	53.0¢
Dividends Per Share	**54.0¢**	36.0¢
Return on Shareholders' Equity	**18.9%**	14.3%
Current Ratio	**1.8:1**	1.8:1
Net Cash / (Debt)	**70,325**	(22,850)
Net Tangible Asset Backing per Share	**$3.57**	$2.83



ANNUAL GENERAL MEETING

The Annual General Meeting of Sims Group Limited will be held in the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney, NSW on Friday 28 November 2003 at 11:00am. A Notice of Meeting and Proxy Form are enclosed with this report.

financial summary	ifc
chairman & chief executive's review	2
ceo questions & answers	6
sims group at a glance	8
divisional reports	10
safety & environment	18
people & training initiatives	19
board of directors	20
corporate governance	22
ten year trend summary	24
financial report	25
directors' report	26
financial statements	31
directors' declaration	75
independent audit report	76
shareholder information	78
corporate directory	80
management directory	ibc

CONTENTS

CHAIRMAN & CHIEF EXECUTIVE'S REVIEW



Jeremy Sutcliffe
Paul Mazoudier

We are very pleased to report a significant increase in after tax earnings in fiscal 2003 which, at $75 million, were up 55% on the previous year. This represents a record year for Sims Group, surpassing the previous high by nearly 25%. Sales revenue was $1.58 billion, up 12% on the previous year, EBITDA was $151 million, up 32% and EBIT was $114m, up 49%. The result was achieved through handling 5.14 million tonnes of material, slightly above last year.

The second half of fiscal 2003, in particular, was extremely robust, assisted by a dramatic increase in ferrous prices globally and generally favourable currency exchange rates. The operational performance of the Group and the efforts of our people, both referred to in more detail below, also made a significant contribution. All our operating regions performed strongly with our North American business enjoying a very solid profit rebound, with EBIT up 118%, assisted by the disposal of its under-performing Southern Californian operations. Once again the Group's UK business recorded a very satisfactory result, up 43% at the EBIT level on the previous year. A similar improvement was enjoyed by our Australasian operations.

Overall, the contribution to EBIT from offshore increased over 51% on last year although, as a percentage of total earnings, it fell slightly because of Australia's strong profit contribution.

Net operating cash flow of $127 million was up 23% on the previous year resulting in a positive cash balance at year end. Earnings per share at 82.2¢ were up 52% enabling the directors to declare a final dividend of 31¢, 68% franked, up 8¢ on the 23¢ interim dividend and bringing to 54¢

per share, 73% franked, the full dividend for the fiscal year. The final dividend will be paid on 10 October 2003.

Throughout the year, priority was placed on organic growth, improving operational efficiencies, which lead to record shredder production and shredder non ferrous recovery revenues, and the rationalization or disposal of under-performing business units. Considerable time was spent examining potential acquisition targets, principally offshore. This will continue, but only opportunities which clearly add shareholder value will be pursued. It is also very pleasing to report on the development of Sims Recycling Solutions, which was profitable in its first year and provides a sound platform to broaden Sims Group's focus through the processing of a broader range of recyclables.

The Company's commitment to the safety of its workforce and other stakeholders again received particular attention throughout the Group, as we strive to achieve our target of 'zero' work place accidents. The result of our efforts was pleasing, with a 25% reduction in the Group's lost time injury frequency rate from 14.4 to 10.8 year-on-year, building on the 32% reduction in the previous year. Put in context, the Group's LTI frequency rate is nearly half that of the Australian manufacturing sector.

The Board is also committed to ensuring that Sims Group continues to maintain the highest level of corporate governance and compliance. Partly in response to the recently issued ASX Corporate Governance Council Guidelines, we introduced a number of initiatives in this area during the year. A summary of our corporate governance practices can be found later in this report. Adherence to environmental best practices also remained a high priority throughout our global operations.



39%
3%
30%
REVENUE
20%
36%
8%
36%
EBIT
17%
51%
2%
30%
ASSETS
Australia
United Kingdom
New Zealand
North America

CHAIRMAN
CHIEF EXECUTIVE'S REVIEW
(continued)

During the year, the directors continued their practice of visiting the Group's operations and attended the opening of Sims Manufacturing's new state of the art secondary aluminium and plastics recycling facilities in Melbourne, Victoria.

The Board participated with senior management in strategic reviews of all the Group's worldwide operations and also supported the enhancement of the Group's human resources development through a series of targeted programmes. The importance of our people and their contribution to this year's success cannot be understated and the Board would like to extend its congratulations to all employees worldwide for their efforts in helping to achieve this year's record result.

OPERATIONAL RESULTS

Shredding and other ferrous operations

The shredding of post consumer and other obsolescent metaliferrous products and the recovery of their ferrous and non ferrous content, continued to be the Company's main profit contributor during the year and, together with other ferrous processing operations, accounted for in excess of 75% of Group PBIT, up over 43% on fiscal 2002. Shredder production, at a record 2.1 million tonnes, was up 5% on the previous year and revenue from non ferrous shredder recoveries at $131 million was up 14%, another record. This was achieved despite non ferrous metal LME terminal prices continuing to be well below their historical highs.

This excellent operational performance enabled the Group to take advantage of strong demand in the major global consuming markets we service. Although sales into China were at slightly lower levels than in the previous year, demand in China for finished steel led to buoyant steel production in the Asian region. Strong global demand was also assisted by continued tight supply from the countries bordering the Black Sea, with ferrous material flows from this region not expected to return to the high levels seen in past years.

Non ferrous operations

Total non ferrous metals handled (including brokerage and non ferrous shredder recoveries) increased marginally to 327,000 tonnes. In a year when non ferrous prices did not spike to the same extent as ferrous prices, the Group still managed a 34% year-on-year increase in PBIT from the trading of non ferrous metals (excluding metal recovered from shredding operations) on slightly higher sales tonnes. To ensure the Group maintains its position as one of the Industry's pre-eminent non ferrous metal trading companies, a centralized group marketing unit, based in Sydney, has been established to co-ordinate and expand Group non ferrous sales and third country trading.

Manufacturing and Joint Ventures

Fiscal 2003 was a challenging year for the Group's wholly owned and joint ventured manufacturing operations. While Sims Aluminium's results improved, a new rotary furnace facility which was commissioned in the latter part of the year should assist this division deliver a much improved performance in fiscal 2004. The Company's Conex joint venture produced a marginally lower profit result. ARA, Sims' lead smelting joint venture, made a significantly lower profit contribution as a result of raw material feed shortages at its Melbourne facility, a stronger Australian dollar and weak lead prices.

Recycling Solutions

As mentioned above, this newly established division made significant strides during the year with the successful commissioning of Sims UK's first dedicated refrigerator processing plant. A second plant is currently being installed and will commence operations in October 2003. The acquisition of a UK electronic waste recycling business and the launching of an 'e-waste' de-manufacturing operation in the US provided the framework for further growth in this important 'fee for service' sector and raised the Company's profile with relevant stakeholders. A feasibility study on the commercial viability of operating a tyre recycling facility in the UK, utilizing surplus assets acquired with the electronic recycling business, will be completed by calendar year end.

OUTLOOK

The near record high ferrous prices in the early part of calendar 2003 softened somewhat towards the end of the fiscal year and it was largely at these lower price levels that forward export sales for the first quarter of fiscal 2004 were made. As we anticipated, ferrous prices rebounded and, in September, even surpassed the early year high but at a time when the US dollar had weakened against many major currencies including sterling and the Australian and New Zealand dollars. Any further weakening in the US dollar, coupled with firming ocean freight rates, would have a material influence on the Company's profit performance in fiscal 2004, as could ever increasing competition to secure raw material in some operating regions. While the Company remains confident that strong demand and an increased focus on remaining a low cost operator will result in another sound financial performance in 2004, these factors may prevent the record fiscal 2003 earnings from being exceeded in fiscal 2004.

Paul Mazoudier

Chairman

Jeremy Sutcliffe

Group Chief Executive

CEO QUESTIONS & ANSWERS



Jeremy Sutcliffe

Q. You have just completed your first full year as Group Chief Executive. How did you find it?

A. The year was obviously highly successful from a financial perspective and I will talk more about that later. From a personal perspective, holding the position of Group Chief Executive presented a range of challenges, some expected and some less so. Managing a business which operates in a dynamic market place, across three continents, is in itself challenging, but the strength and depth of our regional management teams made this much easier. Closer to home, constant interaction with investors, analysts and the market as a whole has been stimulating but, more importantly, productive. The board of directors has remained highly supportive throughout the year, which has been a great help.

Q. The result for 2003 represented a record for Sims Group. You were obviously very satisfied with that?

A. It was a great result, but one which was clearly supported by favourable market conditions and a reasonably weak Australian dollar. The latter assisted both our Australian earnings and the translation of our overseas earnings into Australian dollars. Internal factors, however, also contributed significantly. These included management's focus on achieving our strategic goals in terms of volumes and margins, an emphasis on shredder efficiencies and non ferrous recoveries, the decision to dispose of our underperforming non-core Southern Californian business, and the enhancement of our human resources. Accordingly, all our employees should feel that they made a real difference to the year's results.

Q. Sims Group went through a re-branding exercise during the year. What was the reason for that, and were you pleased with the outcome?

A. Two major factors influenced the decision to change our name and re-brand the Group. So far as the name is concerned, as we develop the scope of our business, it is no longer appropriate to retain the word "metal" in our corporate name. The Simsmetal name lives on as our core division, but we believe our new divisions, including Sims Recycling Solutions, can be developed more successfully under the new Sims Group Limited banner.

Turning to the logo, with over 60% of our earnings now generated offshore, I felt it was better to create a new brand and image not linked specifically to Australia via a somewhat outdated logo. I am delighted with our new logo, featured prominently throughout this report.

Q. Sims Group was debt free at 30 June. What are your objectives re acquisitions, capital management and the like moving forward?

A. Our strong profit performance and cash flow for the year has certainly provided us with a healthy balance sheet. When asked by investors and analysts what we intend to do with the cash on hand, I tell them that "I am impatient for growth, but patient enough to wait for the right opportunity". There are businesses we could buy, but our acquisition criteria is quite specific. Going forward, our strategic objective of growing our core metals recycling business internationally remains unaltered. If opportunities of sufficient size do not arise to utilise surplus cash generated, then we will consider the capital management strategies that are open to us.

Q. What were the major developments in the new Recycling Solutions division during the last year?

A. Our new Recycling Solutions division made commendable progress during the year with the successful commissioning of our first fridge recycling plant in the UK. The Company subsequently committed to the installation of a second fridge plant in the UK which is scheduled for commissioning in October 2003. Additional UK investments were also made in an electrical equipment recycling facility and a tyre recycling plant, both also to be commissioned in October 2003. Further, we recently announced the opening of our "E-Waste Breakdown" facility in the US and continue to lobby government and regulatory bodies in Australia in relation to similar initiatives.

Q. Tell us about some of the human resources initiatives undertaken during the past year?

A. The success of Sims rests, to a significant extent, on the quality of its people. By having a dedicated HR executive focusing on people development, we are ensuring that the skills possessed by the current team are enhanced and passed on to younger or new employees to ensure the Company remains in good hands in the future. Our performance appraisal system has been re-vamped, and a new management executive training program introduced.

Q. There was a commendable improvement in Sims Group's safety statistics year-on-year. What has been the reason for that?

A. Safety is something we can never be complacent about and until we reach and maintain "zero harm" for all our employees, I won't be satisfied with our safety performance. Having said that, this year's results were encouraging and our Lost Time Injury Frequency Rate was well below the Australian manufacturing industry average.

Q. Corporate Governance has been an important agenda item for boards of directors this year. How did Sims Group respond to the debate?

A. As with most companies, Corporate Governance took up a significant amount of directors' time this year. I think that Sims has been proactive in adopting the ASX Recommendations early and our position is clearly set out on the Company's website. Through the website and this annual report, the Company maintains a high degree of disclosure on a range of matters, including executive remuneration and reward. A Code of Conduct for all our employees has also been formalised and promoted throughout the Group.

Q. Finally, how do you see the state of the global steel industry, and consequently demand for Sims' ferrous products, in the year ahead?

A. Global steel production has increased over 8% in the first half of calendar 2003, with particularly strong growth recorded in the regions we sell to such as India, Turkey, and especially, China. The growth in the Chinese economy as a whole, and its demand for manufacturing raw materials and semi-finished products, gives me great confidence that demand for our secondary raw materials will be very strong in the current financial year.

SIMS GROUP AT A GLANCE

SIMS | METAL

Sims Metal is one of the largest global metal recyclers with operations in Australasia, the UK and the USA. As a buyer, processor and supplier of all grades of secondary ferrous and non ferrous metals, Sims Metal provides its industrial customers around the world with a stable and reliable [illegible] raw materials.

SIMS | MANUFACTURING

Sims Manufacturing consists of Sims' secondary aluminium and plastics recycling operations in Australia as well as its commodities trading operations. It also includes Sims' interests in Consolidated Extrusions, an Australasian copper and brass alloy extrusions joint venture, and Australian Refined Alloys, Australas[illegible]

SIMS | ALUMINIUM

Part of Sims Manufacturing, Sims Aluminium is Australia's largest producer of specification grade aluminium alloy, primarily for the Australasian automotive industry. It also provides a number of innovative recycling solutions, including the recovery of aluminium and salt from salt slag, a by-product of aluminium production, and the supply of [illegible]

SIMS | ENERGY

Sims Energy is the energy division of Sims Group and comprises Sims' equity interest in LMS, a wholly owned and operated Australian company. LMS is a specialist renewable energy company that continues to research, install and develop landfill gas systems [illegible] energy and [illegible]

SIMS | INTERNATIONAL

Sims International handles the international trading and brokerage of ferrous and non ferrous metals on behalf of Sims Group. Supported by an international trading network and representative offices in China, Malaysia and [illegible] [illegible]



SIMS| STEEL

Sims Steel is the steel distribution arm of Sims Group and has operations in Australasia, Papua New Guinea and the USA. Sims Steel sells a wide range of steel products, including pipe, RHS, plate, structurals, merchant bar and construction materials, to a broad range of customers.

SIMS| PLASTICS

Part of Sims Manufacturing, Sims Plastics operates principally in Australia and recycles high value plastic polymers including post consumer plastics, plastics from the automotive industry and environmentally sensitive plastics such as agricultural sheeting.

SIMS| INDUSTRIAL

Sims Industrial is the global industrial services division of Sims Group and provides industrial services, including charge blending, furnace loading and stockpile management services to electric arc steel plants and other clients.

SIMS| RECYCLING SOLUTIONS

Sims Recycling Solutions is the division of Sims Group created specifically to provide, in response to increasing social and political pressures, environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the recycling of refrigerators, electrical and electronic equipment, vehicles and tyres.



METAL RECYCLING

AUSTRALIA & NEW ZEALAND

Stemming from a strong economy and realigned business strategy, the metal recycling business in **Australia** experienced substantial volume increases during fiscal 2003, up 15% on the previous year and further consolidating Sims' position as the largest recycler in Australia, New Zealand and Papua New Guinea.

New operating yards were opened on the Gold Coast and in Gladstone, Queensland to harvest the metal discarded by the growing population in these regions.

Operationally, higher utilisation rates of Sims' processing plants was instrumental in holding unit operating costs to around fiscal 2002 levels. Continual capital investment in "state of the art" downstream processing plants, combined with shredder upgrades in WA, QLD and NSW, lifted metal recovery yields by 13%, with further gains to be realised during the coming year. In the export States, major efficiencies were gained in load-out rates which resulted in considerable savings in export freight costs.

On-going focus on major safety issues utilising risk assessments and observation behavioural audits, together with in-house safety and environment auditing and training, led to a 12% reduction in lost time injuries compared to the previous year. The LTIFR of 6.5 compared favourably to the Australian manufacturing industry average of 15.

In **New Zealand**, Sims Pacific Metals (the Group's 50/50 joint venture with Fletcher Building Limited) performed strongly, with overall physical volumes marginally ahead of the previous year. Even allowing for the recent power crisis which affected production in the last quarter, demand for ferrous scrap from the Pacific Steel mini mill was firm.

In the **South Pacific Region**, Sims operates in Papua New Guinea and also sources scrap throughout the islands in the geographic area. During the year, PNG Recycling commenced operations at the OK Tedi mine site, providing a comprehensive range of recycling services, as well as scrap collection, to the mine owner. This has led to material increases in ferrous volumes handled in PNG and will allow shipment of the first bulk ferrous cargo from the region in the first quarter of fiscal 2004.

UNITED STATES & CANADA

The **United States** operations continued to improve throughout the year, resulting in a 110% increase in PBIT compared to the previous fiscal year. The strong global demand for ferrous raw material, an improvement in productivity and recovery levels, and a significant reduction in non ferrous operating costs all contributed to this improved result.

[illegible] completed at the end of March 2003. Each of the remaining divisions reported strong growth and profitability despite the lack of any significant recovery in the domestic US economy.

Birmingham Steel, a major customer of Sims, successfully completed its reorganisation under the US Bankruptcy Code in December 2002, culminating in its operations being acquired by Nucor. The continued operation under new stewardship has had no adverse effect on Sims' operations.

The commitment to workplace safety in the North America operations was evidenced by the recording of only four lost time injuries from almost one million man-hours.

In **Canada**, Richmond Steel Recycling (the Group's 50/50 joint venture with Nucor Corp) experienced continued growth throughout the year. Volumes handled increased by more than 13% over the previous year. Strong demand for its ferrous raw material and an improvement in non ferrous recoveries helped this operation achieve a record result.

UNITED KINGDOM

The year commenced as a potentially [illegible] of the Group with its main domestic customer ASW [illegible] in July 2002. However, the flexibility of the UK business was well demonstrated by the switch of the tonnage, previously sold domestically, to the Group's export facilities at Newport and Avonmouth. Assisted by a strong export market, the balance of the business shifted dramatically during the year, with export sales representing over 70% of ferrous tonnes sold. The re-emergence of the Turkish market was the most significant development in the export business, representing over 40% of UK export sales.

During the year, a number of significant capital projects received Sims Group board approval. The two most notable were for a new replacement shredder at the South Wales operation and an export facility rail link at Newport, for which the Group will receive 50% grant funding. Work on both these projects has commenced, with completion dates set for mid 2004.

The year saw further improvements in shredder efficiency with average monthly shredder productivity up 7% on last year. The implementation of a new maintenance and engineering system contributed to this improvement, and further upgrading continues.

Demonstrating that health and safety continue to be a priority for the UK business, lost time injuries were down 8% on the previous year.

The recent re-opening of both the South Wales Alphasteel steel mill and the former ASW mill, now owned by the Spanish steel maker Celsa, has left the UK operation well positioned to take advantage of these business opportunities.



[illegible]
Group Executive
General Manager,
Australasia

Rick Jansen
President,
Sims Group USA

Tom Bird
Managing Director
Metals Recycling
Sims Group UK

Rodney Brown
General Manager,
Sims Pacific Metals



R E C Y C L I N G   S O L U T I O N S

UNITED KINGDOM

Sims Recycling Solutions ("SRS") in the UK was established as a division of Sims Group in 2002 to take advantage of "fee for service" recycling opportunities arising from legislative change in areas of Sims' core competencies. Changes in legislation are being driven by social and political pressure upon manufacturers of consumer goods who must in the near future take responsibility for the stewardship of their products once those products have reached the end of their useful lives. Examples of such legislation in Europe include the End of Life Vehicle (ELV) Directive, the Waste from Electrical and Electronic Equipment (WEEE) Directive, the Ozone Depleting Substances Regulations and the Landfill Directive.

SRS, one year on from its formation, has implemented a strategy to make best use of its resources in order to meet these challenges and opportunities. During the last financial year, SRS invested further in its refrigerator recycling program in Newport, UK and will, by October 2003, have the largest single refrigerator destruction facility, capable of processing over 600,000 fridges annually and recovering CFCs to the world's highest standards. SRS will also commission a dedicated commercial fridge demanufacturing centre at the same site.

A common feature of the new producer responsibility legislation (particularly the forthcoming implementation of the ELV and WEEE Directives in 2004 and 2005 respectively) is the focus on the re-use, recovery and recycling of many types of materials, including plastics, glass, rubber and other non metallic fractions. Here too, SRS is responding by researching and developing new methods of material separation as well as investigating new markets for recovered materials.



Graham Davy
Managing Director,
Sims Recycling Solutions
Europe & North America

Peter Netchaef
General Manager,
Recycling Solutions
Australia

Andy Mason
Manager, Sims
Recycling Solutions
America

SRS has employed expertise in these specific areas and committed research capital to push forward its technical programme in the WEEE area. A dedicated research line at SRS' UK Long Marston Centre of Recycling Excellence is under development to focus on the new methods required for effective materials separation. In particular, SRS is studying ways to effectively separate the constituent materials within computer monitors and TV sets, a growing and problematic waste stream. Early results are extremely encouraging, but more research is required before a comprehensive solution can be offered.

Meanwhile, SRS' investment in a commercial WEEE recycling line is now in operation in Manchester, and is giving much useful product cost and material breakdown information for the benefit of Sims and its partners in the manufacturing and local government sectors.

The ELV Directive calls for end of life motor vehicles to be de-polluted in licensed facilities prior to processing, and imposes minimum recyclable material recovery levels. Although vehicle manufacturers will eventually be held responsible for ensuring disposal in accordance with the Directive, in the short term a vehicle's last owner will face the financial burden. This has presented another opportunity for SRS, which has developed different scale de-pollution equipment to study the most effective handling methods across its facilities. SRS's joint venture internet based data capture system, "Elv-is", is designed to assist manufacturers in fulfilling their reporting obligations under the Directive and is another example of how SRS is adding value in the "fee for service" sector.

The disposal of whole tyres in landfill was, during 2003, banned across the UK, and shredded tyres will be completely banned from landfill by 2006. Again, this is proving to be an opportunity for SRS which will commission a tyre recycling process in Manchester in October 2003.

Through all of these initiatives, the profile of SRS has been raised across many sectors and SRS is becoming the partner of choice for many stakeholders in order to deliver best value solutions for obligated organisations.

UNITED STATES

In August 2003, SRS opened its first recycling solutions operation in the United States. The 30,000 square feet facility in California will be a dedicated e-waste demanufacturing facility where metals, plastics and CRT glass will be recovered, sorted and traded into the commodity markets. The operating cost data and marketing information gathered will prove extremely useful in the offering of recycling solutions to manufacturers.

AUSTRALIA

Established in April 2002, SRS Australia will work closely with manufacturers, importers and government at all levels to explore opportunities and offer services for the recycling of car tyres, computers and other complex waste streams where the costs of collection and recycling typically exceed the value of the recovered materials.

Building on the expertise and experience gained from Sims' European and North American operations, SRS is working with Australian producers of electronic and electrical equipment to deliver practical and commercially viable recycling solutions for products that have reached their end of life.

Working with EcoRecycle, SRS in conjunction with Sims Plastics established a silage processing plant during the year in Victoria. This facility recycles farm plastics which until recently were often burned. SRS is now extending this initiative into NSW, working closely with Resource NSW. Together with Ford Australia, and supported by APRAA and Poly Pacific, a six months trial is being undertaken in Victoria to recycle bumper bars from cars, further increasing the recyclability of motor vehicles and reducing waste. Talks are well underway to extend this initiative into NSW.



Kumar Radhakrishnan
General Manager,
Sims International

I N T E R N A T I O N A L

Consumption of steel and non ferrous metals in most of Asia and, particularly, in China grew strongly during the year. Meanwhile, the global supply and demand equilibrium for most secondary metals fluctuated, with supply of some commodities remaining tighter than others.

These volatile conditions presented Sims International with a number of opportunities. Its strategically located offices in China, S.E. Asia and India performed well and continued to add value through the monitoring and prompt identification of markets for the various commodities that Sims Group trades in. In particular, third country brokerage activities improved, and a strategy of forging partnerships with selective suppliers in markets with large scrap arisings has proved successful and mutually beneficial. While the projected growth rates of many Asian economies are expected to be lower compared to their recent historical averages, a number of initiatives to develop new markets in the region, as well as to identify new supply sources globally, are being aggressively pursued. Sims International's involvement in trading complementary products and its strengths in finance, logistics and most other aspects of the supply chain has been a source of value addition to the Group as well as its customers.

The establishment in Sydney, since year end, of a centralised marketing entity ("CME") under Sims International to market all of the Group's non ferrous products has been well received by customers and employees alike. The CME will enable Sims Group to aggregate resources and leverage off its position in the market place. At a time when supply conditions are extremely tight and unpredictable, customers are also likely to benefit from enhanced consistency and reliability of supply.



S T E E L D I S T R I B U T I O N

Sims Steel, the steel distribution arm of Sims Group, continued to grow its sales volumes and pursue the progressive implementation of its three year business plan by expanding operations during the year to new warehouse distribution centres in Sydney, Melbourne and Brisbane, [illegible]

By leveraging the strong relationships that Sims Group, as a major raw material supplier, enjoys with steel mills throughout Asia, Sims Steel is sourcing quality product at competitive prices to offer to its Australasian customer base and the fabricating industry sector in general.

[illegible]



John Falzon
Managing Director,
Landfill Management Services

E N E R G Y



Throughout the year, Landfill Management Services ("LMS") continued to successfully implement its growth strategy, securing a number of key strategic projects in Australia, and doubling its employee base. LMS developed its long term resources further by significantly increasing renewable energy reserves to over 4,000,000 MWh and achieved record turnover.

LMS maintained an impeccable safety and environmental record and continues to develop processes and systems to ensure these remain a cornerstone of the company's principles.

At year end, LMS managed and operated the combustion / utilisation of approximately 75,000,000 m3/year of landfill gas from over 25 sites throughout Australia and Asia. This is, per annum, equivalent to the removal of 153,000 cars from the road, or the reduction of 1,700,000 barrels of oil, or the plantation of 65,000 hectares of trees.

An exciting project commenced during the year was the construction by LMS of a bio-gas co-generation facility in Brisbane, which will be completed by the end of calendar 2003.

LMS continued to sell emission reduction units from the destruction of methane from landfills to BP Australia Limited, and is the only company in Australia to successfully develop and implement the technology required.

During the year, the Queensland Premier, Mr Peter Beattie and the Australian Greenhouse Office officiated at the first anniversary of the ReOrganic Energy Swanbank operation. The project is now generating over 20,000 MWh per year of renewable energy and continues to be the pinnacle of its type throughout the world.

In late 2002, LMS established an energy group to develop power generating opportunities from established gas collection and flaring facilities that had reached a mature stage of development. The group comprises professionals with vast experience in delivering power generating facilities in areas of landfill gas, coal seam methane gas and remote area mining operations. LMS is currently working on several projects that have a total electrical export capacity of approximately 80,000 MWh and are expected to come online by the end of calendar year 2004. The projects are being developed throughout Australia and once completed will provide a platform for LMS to contribute to the renewable energy power generation industry.

LMS is committed to investigating alternatives for power generation and sustainability, and will continue to monitor the development of renewable energy initiatives in Australia and internationally.





Doug McLean
General Manager,
Manufacturing





MANUFACTURING

ALUMINIUM

Sims Aluminium completed the final stages of its rationalisation plans during the year. The company closed its aluminium dross processing plant in Sydney and smelter in Geelong. Dross previously processed at these locations is now treated at the Melbourne secondary aluminium smelter.

These closures coincided with the installation in Melbourne of a new "state of the art" tilting rotary furnace, the largest and most technically advanced of its type in Australia. This consolidation and investment in new technology will not only increase production capacity and improve operating efficiencies, but will also have positive spin-offs in the areas of energy consumption, waste reduction, safety and the environment.

Despite significant impairment to production during the project installation period, output increased by 10% over the previous year, while sales, buoyed by strong domestic demand from the automotive industry, increased by 12%. New agreements were finalised with Toyota for the supply of molten aluminium to its Altona production facility which is to be used in the production of Toyota's new all aluminium engine block.

The company's salt slag recycling operation in Geelong also increased output during the year. The current challenge for this operation is to recycle, through internal expertise and in partnership with government and industry, 100% of the salt slag waste generated from Australia's aluminium smelting industry.

The division achieved an 85% reduction in lost time injuries year-on-year.


SIMS PLASTICS

PLASTICS

With plastic recycling facilities in both Melbourne and Sydney, Sims Plastics focused on restructuring and improving its manufacturing processes during the year to further improve the "whole of life cycle" value of certain plastics previously lost to landfill.

The Melbourne operation relocated to modern facilities and installed specialised new production equipment. This has improved efficiencies and productivity and positioned Sims Plastics to recycle a wider range of plastics such as agricultural plastic film and silage collected from rural Victoria, a previously lost resource.

Several other new initiatives are underway to assist both government and industry in finding economical and sustainable solutions in the recycling of both post-consumer and post-industrial waste plastic.

The Sydney operation achieved a creditable five years without a lost time injury.

AUSTRALIAN JOINT VENTURES

Output from the **Australian Refined Alloys** secondary lead joint venture (50/50 with Pasminco Limited) was marginally below plan at 36,473 tonnes, with record operational performance in Sydney offset by below plan output in Melbourne.

In the market place, the shift in demand by the battery industry towards value added calcium lead alloys continued, with a corresponding increase in refining and alloying. Despite this, the impact of a temporary closure of the Melbourne plant through a shortage of feed material, together with a downturn in metal prices and unfavourable exchange rates, combined to significantly reduce earnings compared to the previous year.

The commitment towards structured, behaviour based health and safety programs continued.

Environmental performance received a strong focus, with improvements in stability at both plants.

The operations of **Consolidated Extrusions** (Sims 33.3% interest with Crane Group Limited the balance) experienced a period of intense structural change and reorganisation contributing to a lower than expected profit, down marginally on the previous year.

Sales increased 13% primarily due to the acquisition of the brass extrusion business from MCK Pacific. Whilst this acquisition opened opportunities in new markets, particularly those for complex sections and welding rod, the domestic market remained competitive with the strengthening Australian dollar providing opportunities for imported products to pressure margins.

The manufacturing operations faced a challenging year of restructure and integration aimed at improving delivery performance and product quality. The 3,000 tonne UBE press was transferred from Maidstone, Victoria to Ingleburn, NSW and the MCK wire manufacturing operations were transferred from New Plymouth, NZ to Ingleburn.

SAFETY ENVIRONMENT



Sims Group remains totally committed to supporting a safety culture which continually embraces best practice techniques and systems. This is reflected in the consistent reduction in Sims global LTIFR, from 21.2 in F2001 to 14.4 in F2002 and to 10.8 in F2003.

The use of observation safety techniques throughout the organisation includes regular interaction between all levels of line management and employees. All divisions have a comprehensive safety plan which includes a training program, audit protocols, regular safety committee meetings, updating of safe work procedures and regular use of toolbox talk type lectures.

Safety training is ongoing and incorporates the use of safety and induction videos and a comprehensive manual. In Australasia, ANZ Standard 4360 is followed and a national [illegible]

the schedule is reviewed and updated regularly. The holding of an annual risk and safety conference has been extended, with individual regions having introduced a similar local conference to exchange ideas and further improve systems and safety culture.

During the year, Sims Group continued to develop and apply its integrated environmental management system across all its global operations. This system is built around the ISO 9000 series as a minimum, with many operations having achieved compliance with the ISO 14000 series, the highest such standard in the world.

With formal reporting systems that include incident reporting, environmental auditing systems integrated with operational performance assessments and individual key performance indicators, the system is directly linked to management improvement and capital expenditure plans. While the system is administered and monitored through a comprehensive functional management structure, providing formal links from the board of directors, its subcommittee and the Group Environmental Manager through to all levels of management, staff and contractors, the well defined line management responsibilities for environmental matters forms an additional and essential part of the environmental management matrix.

The Company continues to hold all necessary environmental approvals and operating licences, and works cooperatively with environmental authorities at all levels including agencies for sustainable development such as Environment Australia, EcoRecycle and Resource NSW. The Company also actively supports [illegible]

PEOPLE & TRAINING INITIATIVES



Our people strategy during the year has focused on initiatives to support our growing international business.

Attention has been increasingly directed to fostering a true performance culture and to this end our performance management system was modified to place greater emphasis on the achievement of demanding targets and goals and creating value for shareholders. In support of this direction, the Group refined its incentive and reward strategies and employees are rewarded for both financial and non-financial performance. Market data and benchmarking has been used to ensure equity in executive remuneration arrangements which helps facilitate the deployment of human resources around the Group.

Supporting employees in their careers with the organisation has been key to building talent within, and the Group has continued to move qualified staff to new positions and locations throughout the world. In Australasia a senior management development program tailored to the Sims environment was implemented, covering modules including strategic planning, financial skills, people management and operational excellence. It is planned to extend this program to the UK and US operations next year.

The Sims Group Trainee Program ensures that there is a supply of new talent entering the workforce. Selected trainees undergo a structured development program over a 12-18 month period which provides them with an understanding of different functional areas within the business. The Trainee Program is a key part of Sims' long term human resource strategy.

The key to Sims Group's continued growth and success is to unlock further the talent and skills of its people as its business evolves. Sims Group's people strategies will continue to support this objective.

BOARD OF DIRECTORS

PAUL MAZOUDIER BA, LLB (Hons)

(age 61) - Chairman - 14,082 shares

Chairman of the Company since 1999 and independent non-executive director since 1991. Chairman Environmental, Occupational Health & Safety Committee, Remuneration Committee and Nomination Committee. Ex officio member Audit & Compliance Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Director and Chairman of Bishop Technology Group Limited and Atlas Copco Australia Pty Limited and a director of HPAL Limited.

JEREMY SUTCLIFFE LLB (Hons)

(age 46) - Group Chief Executive - 2,000 shares, 193,798 options

Director since 1 March 2002. Member Environmental, Occupational Health & Safety Committee, Finance & Investment Committee, Nomination Committee, Disclosure Committee and Remuneration Committee. Board member of the Ferrous Division of the Bureau of International Recycling. Held various senior executive positions in the Company since 1990 including Chief Executive UK before assuming the position of Group Chief Executive on 1 March 2002. Director of other Sims Group Limited subsidiaries and associated companies.

MICHAEL FEENEY

B. Com (Marketing) (age 57) - 25,504 shares

Independent non-executive director since 1991. Chairman Audit & Compliance Committee. Member Remuneration Committee and Nomination Committee. Formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. Principal Collins Associates Limited. Director of Feltex Carpets Limited and Carpet Call Pty Limited.



1 Paul Mazoudier
2 Jeremy Sutcliffe
3 Michael Feeney
4 Charles Copeland
5 Geoffrey Brunsdon
6 Ross Cunningham

CHARLES COPEMAN

AM B.Eng (Mining) (age 73) - 7,791 shares

Independent non-executive Director since 1991. Member Environmental, Occupational Health & Safety Committee and Audit & Compliance Committee. From 1982 to 1988, he was Chief Executive and director of the Peko Wallsend Group which included the Sims Group Limited companies. Director of Mosaic Oil N.L.

GEOFFREY BRUNSDON

B.Com (age 45) - 3,250 shares

Independent non-executive director since 1999. Chairman Finance & Investment Committee and member Audit & Compliance Committee. Director of ING Australia Holdings Limited, ING Management Limited, ING Bank (Australia) Limited and Qven Limited. Chairman of Wenona Foundation Limited. Principal Winstar Partnership Limited. He is a Chartered Accountant and an Associate of the Securities Institute of Australia.

ROSS CUNNINGHAM B.Sc.

(Metallurgy), MBA (age 58) - 53,508 options

Director since 1984. Member Finance & Investment Committee and Disclosure Committee. Fellow of the Australian Institute of Company Directors and Member of the Financial Executives Institute of Australia. Joined the Company in 1967 and has held various senior positions in Australia and South East Asia including General Manager NSW and General Manager Finance & Administration. Is currently Executive Director Group Finance and Strategy. Director of other Sims Group Limited subsidiaries and associated companies.

The board of the Company considers that, as at 30 June 2003, the Company was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (March 2003) (the "ASX Recommendations").

There are 10 key principles of corporate governance set out in the ASX Recommendations. Those principles, and the Company's response to them, are as follows:

Principle 1. Lay solid foundations for management and oversight

The Company has adopted a Board Charter which formalises the functions reserved to the board and those delegated to management. A copy of this document is available for viewing by visiting the home page of the Company's website at www.sims-group.com, clicking on 'Governance' and then 'Board Charter'.

Principle 2. Structure the board to add value

The board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be a non-executive director (ie not be a member of management) and:

- not be a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years not been employed in an executive capacity by the Company or a controlled entity, or been a director after ceasing to hold any such employment;
- within the last three years not been a principal of a material professional adviser or a material consultant to the Company or a controlled entity, or an employee materially associated with the service provided;
- not been a material supplier or customer of the Company or a controlled entity, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- must have no material contractual relationship with the Company or a controlled entity other than as a director of the Company;
- not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company;
- be free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Materiality for the purposes of these principles is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of Sims Group or 5% of the individual director's net worth is considered material. In addition, a transaction of any amount, or a relationship, is deemed material if knowledge of it affects the shareholders' understanding of the director's performance.

Independent directors comprise a majority of the board. The Chairperson, Mr Paul Mazoudier, is an independent director. The roles of Chairperson and Group Chief Executive are not exercised by the same individual. Details of the members of the board, their experience, expertise, qualifications, term of office and independent status are set out in the Directors' Report on pages 20 and 21.

Directors have the right, in connection with their duties and responsibilities, to seek independent advice at the Company's expense. Prior written approval of the Chairperson is required, which will not be unreasonably withheld.

The board has established a Nomination Committee. The names of Nomination Committee members and their attendance at Nomination Committee meetings are set out in the Directors' Report on page 27. The Nomination Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Governance' and then 'Nomination Committee Charter'. A description of the board's procedures for the selection and appointment of new directors to the board and the Nomination Committee's policy on the appointment of directors is available at www.sims-group.com, clicking on 'Governance' and then 'New Directors'.

Principle 3. Promote ethical and responsible decision-making and Principle 10. Recognise the legitimate interests of stakeholders

The Company has adopted a Code of Conduct and a policy on dealing in Sims Group securities. A copy of these documents is available at www.sims-group.com, clicking on 'Governance' and then 'Code of Conduct' and 'Securities Trading Policy' respectively.

The board has established a Finance & Investment ("F & I") Committee, which operates in accordance with its charter. The names of F & I Committee members and their attendance at F & I Committee meetings are set out in the Directors' Report on page 27.

Principle 4. Safeguard integrity in financial reporting
The Group Chief Executive and the Executive Director Group Finance & Strategy have stated in writing to the board in respect of the financial year ended 30 June 2003 that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

The board has established an Audit & Compliance ("Audit") Committee. The names of Audit Committee members and their qualifications and attendance at Audit Committee meetings are set out in the Directors' Report on pages 20, 21 and 27. All members of the Audit Committee are independent non-executive directors.

The Audit Committee has adopted a charter and the Company has adopted a policy and procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners. A copy of these documents is available at www.sims-group.com, clicking on 'Governance' and then 'Audit Committee Charter' and 'External Auditors' respectively.

Principle 5. Make timely and balanced disclosure
The Company has adopted a Market Disclosure Policy and procedures for compliance. A copy of these documents is available at www.sims-group.com, *clicking on 'Governance' and then 'Market Disclosure Policy'.*

The board has established a Disclosure Committee, which operates in accordance with its charter. The names of Disclosure Committee members (other than the Company Secretary) and their attendance at Disclosure Committee meetings are set out in the Directors' Report on page 27.

Principle 6. Respect the rights of shareholders
The Company has adopted a statement on communications with shareholders. A copy of this document is available at www.sims-group.com, clicking on 'Governance' and then 'Shareholders Communication'.

Principle 7. Recognise and manage risk
The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems. A copy of these documents is available at www.sims-group.com, clicking on 'Governance' and then 'Risk Mgt Policy & Internal Control'.

The board has established an Environmental, Occupational Health & Safety ("EOHS") Committee, which operates in accordance with its charter. The names of EOHS Committee members and their attendance at EOHS Committee meetings are set out in the Directors' Report on page 27.

Principle 8. Encourage enhanced performance
The Company has adopted a statement describing the performance evaluation process of the board, its committees, individual directors and key executives. A copy of this document is available at www.sims-group.com, clicking on *'Governance' and then 'Performance Evaluation Process'.*

A performance evaluation of the board and its members will be carried out during fiscal 2004.

Principle 9. Remunerate fairly and responsibly
The board has established a Remuneration Committee. The names of Remuneration Committee members and their attendance at Remuneration Committee meetings are set out in the Directors' Report on page 27.

The Remuneration Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Governance' and then 'Remuneration Committee Charter'.

Information on the Company's remuneration policies and on its retirement benefits scheme for non-executive directors is set out in the Directors' Report on pages 27 and 28.

TEN YEAR TREND SUMMARY

(A$'000s)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Total Operating Revenue	1,609,512	1,422,934	1,358,487	1,090,095	990,626	1,394,273	1,145,121	1,202,190	1,071,681	742,677
Profit Before Interest and Tax after Abnormal Item	114,177	76,644	68,012	48,602	4,863	70,690	57,636	72,634	93,224	72,015
Net Interest (Expense)/Revenue	(2,199)	(5,436)	(10,954)	(7,080)	(5,982)	(5,725)	(2,305)	202	56	(551)
Tax Expense	36,936	22,649	16,193	15,367	5,276	22,490	20,443	26,580	32,769	24,552
Operating Profit after Tax	75,042	48,559	40,865	26,155	(6,395)	42,475	34,888	46,256	60,511	46,912
Net Cash Flows from Operations	127,007	103,211	97,124	16,489	46,875	68,719	16,739	68,819	66,657	49,869
Earnings per Share - basic	82.2¢	54.0¢	46.6¢	30.4¢	(7.6¢)	51.9¢	44.7¢	60.3¢	79.5¢	63.8¢
Dividends per Share	54.0¢	36.0¢	32.0¢	25.0¢	20.0¢	36.0¢	30.0¢	42.0¢	53.0¢	38.0¢
Return on Shareholders' Equity	18.9%	14.3%	13.3%	9.4%	(2.5%)	15.3%	15.1%	22.9%	31.6%	30.7%
Current Ratio (to 1)	1.8	1.8	1.8	1.7	1.6	1.8	1.5	1.7	1.5	1.5
Net Debt to Funds Employed (to 1)	(0.22)	0.06	0.24	0.34	0.13	0.25	0.14	(0.03)	(0.12)	(0.12)
Net Tangible Asset Backing per Share	$3.57	$2.83	$2.45	$2.11	$2.48	$2.60	$2.57	$2.40	$2.37	$2.02

FINANCIAL REPORT

Directors' REPORT		26
Statements of Financial PERFORMANCE		31
Statements of Financial POSITION		32
Statements of Cash FLOWS		33
Notes to the Financial STATEMENTS		34
1.	Statement of significant accounting policies	34
2.	Revenue	41
3.	Profit from ordinary activities	41
4.	Income tax	43
5.	Receivables	44
6.	Inventories	45
7.	Other financial assets	45
8.	Property, plant and equipment	45
9.	Other assets	46
10.	Intangibles	47
11.	Payables	47
12.	Interest bearing liabilities	47
13.	Tax liabilities	48
14.	Provisions	48
15.	Contributed equity	49
16.	Reserves and retained profits	50
17.	Dividends	51
18.	Contingent liabilities	52
19.	Capital expenditure commitments	52
20.	Lease commitments	53
21.	Superannuation, share ownership and option plans	53
22.	Directors' and executives' remuneration	56
23.	Investments in controlled entities	57
24.	Investments in associates	62
25.	Interests in joint ventures	64
26.	Related party information	65
27.	Segment information	67
28.	Earnings per share	69
29.	Cash flow information	70
30.	Financing arrangements	70
31.	Financial instruments	71
Directors' DECLARATION		75
Independent Audit REPORT		76
Shareholder INFORMATION		78
Corporate DIRECTORY		80
Management DIRECTORY		Inside back cover

DIRECTORS' REPORT

for the year ended 30 June 2003

Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2003.

THE DIRECTORS

The persons who were directors of Sims Group Limited (the "Company") during the whole of the financial year and up to the date of this report are detailed on pages 20 and 21 of this annual report.

PRINCIPAL ACTIVITIES OF THE CONSOLIDATED ENTITY

Details of the principal activities of the consolidated entity during the year are addressed in the Chairman and Group Chief Executive's Report and in the notes to the financial statements.

TRADING RESULTS

The consolidated net profit of the consolidated entity for the year was $75.042 million.

DIVIDENDS

The fiscal 2002 fully franked final dividend of 19 cents per ordinary share referred to in the directors' report dated 22 August 2002 was paid on 11 October 2002. A partly franked (80%) interim dividend of 23 cents per ordinary share for fiscal 2003 was paid on 11 April 2003 and a partly franked (68%) final dividend of 31 cents per share will be paid on 10 October 2003.

STATE OF AFFAIRS

The directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman and Group Chief Executive's Report.

SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman and Group Chief Executive's Report.

ENVIRONMENTAL REGULATION

The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. More specific details on environmental practices are set out on page 18 of this annual report.

DIRECTORS AND THEIR INTERESTS AND BENEFITS

The names of the directors of the Company in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are set out on pages 20 and 21 of this annual report.

DIRECTORS' MEETINGS

The number of directors' meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

	Board of Directors	Audit & Compliance Committee	EOHS # Committee	Remuneration Committee	Finance & Investment Committee	Disclosure Committee	Nomination Committee
Meetings Held	9	4	4	4	2	1	1
Paul Mazoudier *	9	2	4	4			1
Geoffrey Brunsdon	9	4			2		
Jeremy Sutcliffe	9		4	4	2	1	1
Charles Copeman	8		4				
Ross Cunningham **	9	3			2	1	
Michael Feeney	9	4		4			1

* *Mr Mazoudier is an ex officio member Audit & Compliance Committee.*

** *Mr Cunningham resigned as a member of the Audit & Compliance Committee on 30 January 2003.*

\# *Environmental, Occupational Health & Safety.*

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Remuneration Committee, consisting of two independent non-executive directors and the Group Chief Executive, advises the board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for the executive directors and other senior executives.

Remuneration packages are benchmarked to external market data to ensure competitiveness and set at levels intended to attract and retain executives capable of managing the consolidated entity's diverse global operations and achieving the Company's strategic objectives. Executives are paid a base level of remuneration as salary which is paid monthly. Remuneration packages also generally include superannuation, retirement and termination entitlements, fringe benefits and performance-related incentives.

The Company's remuneration policies are designed to align the pay of executives with the interests of shareholders by including short and long term performance-related incentives. Most senior executives are eligible to participate in such incentive programs. Under the Company's short term incentive ("STI") plan, participating executives (which include the executive directors) may receive a cash bonus payment annually ("STI Bonus"), based upon meeting two criteria. The first criterion is the PBIT return on monthly average control capital employed ("ROCCE") of the executive's business unit or the consolidated entity. The Remuneration Committee determines annually the minimum percentage ROCCE which the executive's business unit or the consolidated entity must achieve in the following year before an executive is eligible to receive a bonus based on this criterion. The second criterion is the achievement by the executive of specified personal priorities which are relevant to meeting the Company's business objectives.

In fiscal 2004, the Group Chief Executive can earn up to 70% of his base remuneration package as an STI Bonus split as to between 28 % to 50%, based on ROCCE of the consolidated entity, and up to 20% based on meeting personal priorities. The Executive Director Group Finance & Strategy can earn up to 60% of his base remuneration package as an STI Bonus split as to between 27% to 48%, based on ROCCE of the consolidated entity, and up to 12% based on meeting personal priorities.

An executive will only be eligible to receive that portion of his or her STI Bonus linked to meeting his or her personal priorities if the consolidated entity achieves its cost of capital in a particular financial year (12% for fiscal 2004). An executive will not be eligible to receive any form of STI Bonus if he or she does not obtain at least an average "achieve" rating in his or her personal priorities for that particular financial year.

Under the Company's long term incentive ("LTI") plan, participating executives (which include the executive directors) are eligible to receive cash payments if the average annual growth in the diluted earnings per share of the Company ("EPS

DIRECTORS' REPORT

for the year ended 30 June 2003

Growth") over rolling three year periods is between 5 and 10% per annum compound. The cash payment is pro-rated between 50% payment on achieving 5% EPS Growth up to 100% payment on achieving 10% EPS Growth. There is no payment if less than 5% EPS Growth is achieved. A cash payment under the LTI plan is calculated based on a pre determined percentage, depending on the seniority of the executive, of the executive's base remuneration (as defined in the LTI Plan). For example, the Group Chief Executive and the Executive Director Group Finance & Strategy will be entitled to receive, at the end of a rolling three year period, a cash payment under the LTI plan equivalent to 50% and 30% respectively of their base remuneration package if 10% EPS growth has been achieved during that relevant period. The LTI Plan was introduced at the commencement of the F2003 financial year, with the initial rolling three year period commencing on 1 July 2002 (the "Initial Period"). A provision of $500,000 has been made in the financial statements for the estimated cash payment that may be payable to participating executives under the LTI Plan following expiry of the Initial Period in respect of the financial year. No amounts have been included in the emoluments of the executive directors and the other five specified executives of the Company referred to below or in the remuneration of directors and executives in the notes to the financial statements in respect of cash payments that may be paid to those persons pursuant to the LTI Plan.

Grants of shares and options pursuant to Sims Group Limited Group Employee Share and Option Plans were suspended during the previous financial year, and replaced by the LTI Plan. Mr Sutcliffe, the Group Chief Executive, has his own incentive plan and the issue of options pursuant to it were also suspended, by mutual agreement, during the previous financial year, and replaced by the LTI Plan.

Executive remuneration and other terms of employment are reviewed annually by the Remuneration Committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

Remuneration and other terms of employment for the Group Chief Executive and certain other senior executives are formalised in service agreements.

Non-executive directors receive an annual fee for their services as determined by the board within the maximum amount approved by the shareholders from time to time. Non-executive directors do not receive additional fees for serving on board committees. On retirement, the directors receive a payment based on their years of service. The amount provided in the financial statements for these retirement benefits at the end of the financial year amounted to $1,360,000. On 13 June 2003, the board resolved to grandfather the operation of this scheme for existing directors and to not allow new directors to join the scheme. Remuneration of non-executive directors and their terms of office are governed by the Company's constitution and not by contract.

Details of the nature and amount of each element of the emoluments of each director of Sims Group Limited and the other specified executives of Sims Group Limited and the consolidated entity receiving the highest emoluments are set out in the following tables:

Non-executive directors of Sims Group Limited

Name	Base Fee A$	Superannuation A$	Total A$	Accrued retirement allowance A$
P K Mazoudier - Chairman	160,000	14,400	174,400	592,000
G N Brunsdon	75,000	6,750	81,750	210,000
A C Copeman	75,000	-	75,000	279,000
J M Feeney	75,000	6,750	81,750	279,000

Executive directors of Sims Group Limited

Name	Base Salary A$	Bonus A$	Superannuation & other benefits A$	Total A$
J L Sutcliffe - Group Chief Executive	556,301	519,000	164,417	1,239,718
R B Cunningham - Executive Director Group Finance & Strategy	419,854	328,000	126,146	874,000

Other Executives of Sims Group Limited and the Consolidated Entity

Name	Base Salary A$	Bonus A$	Pension/ Superannuation & other benefits A$	Total A$
C R Jansen - President - USA	646,407	590,081	140,369	1,376,857
D R McGree - Group Executive General Manager - Australasia	330,613	196,000	104,767	631,380
W T Bird - Managing Director - Metals Recycling - UK	311,741	109,109	78,990	499,840
G Davy - Managing Director - Sims Recycling Solutions - Europe & North America	311,741	109,109	78,990	499,840
R R Brown - General Manager - NZ	221,874	88,000	69,496	379,370

"Other Executives" are those senior officers involved in setting the strategic direction of the Company and its controlled entities.

SHARE OPTIONS GRANTED TO DIRECTORS AND OTHER EXECUTIVES

No options were issued during or since the end of the financial year to any of the directors or Other Executives of the Company and the consolidated entity referred to above.

SHARES UNDER OPTION

Unissued ordinary shares of Sims Group Limited under option pursuant to the Sims Group Limited Group Employee Option Plan and Mr Sutcliffe's incentive plan (as detailed below) at the date of this report are as follows:

Number	Issue Price of Shares A$	Expiry Date
70,000	6.54	1 September 2003
53,508	6.46	16 November 2003
10,000	6.39	30 November 2004
193,798	6.75	28 March 2007

193,798 options were issued on 28 February 2002 to Mr Sutcliffe on his appointment as Group Chief Executive of the Company and pursuant to his incentive plan. The number of options granted was determined by dividing an amount equal to 50% of the base remuneration of Mr Sutcliffe by the option value as at the date of the grant. The option value was determined by reference to the so-called Black-Scholes option pricing model. Factors taken into account by that model include the exercise price, the term of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The options granted to Mr Sutcliffe are exercisable (subject to vesting under a performance hurdle formula based on the total shareholder return of the Company as measured against an S&P/ASX200 related "peer" group of companies at certain specified times in the future) at any time from 28 February 2005 until 28 March 2007. Mr Sutcliffe is also entitled to 40,014 "phantom options" with the same terms and conditions as the 193,798 options expiring 28 March 2007. The "phantom options" entitle Mr Sutcliffe to receive from the Company a cash payment equivalent to any profit that would have been made by Mr Sutcliffe

DIRECTORS' REPORT

for the year ended 30 June 2003

in respect of the "phantom options", if exercised at any relevant time and the shares arising therefrom contemporaneously sold. The aggregate value of the options and the "phantom options" granted to Mr Sutcliffe were valued at $325,000 at the date of issue.

Other than the 193,798 options expiring 28 March 2007, the above options are exercisable at any time prior to the expiry date. No option holder has any right under the options to participate in any other share issue of the Company or of any other entity. 2,401,492 ordinary shares of Sims Group Limited were issued during the financial year and up to the date of this report, as a result of the exercise of options issued under the Sims Group Limited Group Employee Option Plan.

INDEMNIFICATION AND INSURANCE OF OFFICERS

During the year, the Company paid a premium of $82,606 in respect of a contract insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered as such disclosure is prohibited under the terms of the contract.

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts in the financial statements, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/0100.

For and on behalf of the board:

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Sydney 28 August 2003

STATEMENTS OF
FINANCIAL PERFORMANCE
for the year ended 30 June 2003

		CONSOLIDATED		PARENT ENTITY	
		2003	2002	**2003**	2002
	Notes	**$'000**	$'000	**$'000**	$'000
Revenue from ordinary activities	2	**1,609,512**	1,422,934	**655,563**	528,289
Expenses from ordinary activities	3(iii)	**(1,495,411)**	(1,345,287)	**(611,928)**	(496,043)
Borrowing costs expense	3(i)	**(3,955)**	(7,214)	**(194)**	(32)
Share of net profit of associates accounted for using the equity method	24	**1,832**	775	**-**	-
Profit from ordinary activities before income tax expense		**111,978**	71,208	**43,441**	32,214
Income tax expense relating to ordinary activities	4	**(36,936)**	(22,649)	**(13,481)**	(8,615)
Profit from ordinary activities after related income tax expense		**75,042**	48,559	**29,960**	23,599
Net profit attributable to outside equity interest		**-**	(34)	**-**	-
Net profit attributable to members of Sims Group Limited	16(ii)	**75,042**	48,525	**29,960**	23,599
Net increase in asset revaluation reserve	16(i)	**-**	10,951	**-**	-
Net exchange differences on translation of financial reports of foreign controlled entities	16(i)	**(12,919)**	(3,325)	**-**	-
Total revenues, expenses and valuation adjustments attributable to members of Sims Group Limited recognised directly in equity		**(12,919)**	7,626	**-**	-
Total changes in equity attributable to members of Sims Group Limited other than those resulting from transactions with owners in their capacity as owners		**62,123**	56,151	**29,960**	23,599
		Cents	Cents		
Basic earnings per share	28	**82.2**	54.0		
Diluted earnings per share	28	**82.2**	53.0		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

as at 30 June 2003

	Notes	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
Current assets					
Cash assets	29	78,617	71,202	49,058	56,459
Receivables	5	131,623	154,608	40,935	37,229
Inventories	6	88,582	75,905	48,454	35,811
Other	9	9,220	4,139	3,193	1,642
Total current assets		308,042	305,854	141,640	131,141
Non current assets					
Receivables	5	2,870	4,350	27,832	13,788
Investments accounted for using the equity method	7	5,503	4,090	139	139
Other financial assets	7	-	-	198,025	198,025
Property, plant and equipment	8	206,104	221,132	51,279	45,773
Deferred tax assets	9	10,446	6,844	5,864	3,766
Intangible assets	10	55,428	76,473	4,254	4,005
Total non current assets		280,351	312,889	287,393	265,496
Total assets		588,393	618,743	429,033	396,637
Current liabilities					
Payables	11	140,758	129,534	45,372	38,393
Current tax liabilities	13	17,793	11,146	8,802	4,382
Provisions	14	9,514	27,221	6,503	23,481
Total current liabilities		168,065	167,901	60,677	66,256
Non current liabilities					
Payables	11	-	-	95,061	85,787
Interest bearing liabilities	12	8,292	94,052	-	-
Deferred tax liabilities	13	7,538	9,060	2,815	2,368
Provisions	14	7,528	8,892	6,801	4,516
Total non current liabilities		23,358	112,004	104,677	92,671
Total liabilities		191,423	279,905	165,354	158,927
Net assets		396,970	338,838	263,679	237,710
Equity					
Parent entity interest					
Contributed equity	15	236,831	219,603	236,831	219,603
Reserves	16	9,917	22,836	-	-
Retained profits	16	150,222	96,399	26,848	18,107
Total equity		396,970	338,838	263,679	237,710

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
for the year ended 30 June 2003

	Notes	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,661,204**	1,463,823	**674,575**	544,042
Payments to suppliers and employees (inclusive of goods and services tax)		**(1,501,404)**	(1,333,836)	**(640,523)**	(485,889)
		159,800	129,987	**34,052**	58,153
Interest received		**1,756**	1,778	**2,154**	1,964
Borrowing costs		**(3,955)**	(7,214)	**(194)**	(32)
Income taxes paid		**(30,594)**	(21,340)	**(8,618)**	(11,397)
Net cash inflow from operating activities	29	**127,007**	103,211	**27,394**	48,688
Cash flows from investing activities					
Payments for property, plant and equipment		**(36,243)**	(28,399)	**(13,782)**	(10,309)
Payments for other investments		**(464)**	-	**(464)**	-
Net proceeds from sale of controlled entities	23	**23,321**	1,938	**-**	1,997
Proceeds from sale of other investments		**356**	-	**356**	-
Proceeds from insurance claim re plant and equipment		**742**	1,148	**-**	-
Proceeds from sale of property, plant and equipment		**3,112**	4,732	**234**	514
Net cash outflow from investing activities		**(9,176)**	(20,581)	**(13,656)**	(7,798)
Cash flows from financing activities					
Proceeds from borrowings		**70,409**	68,951	**1,143**	3,000
Repayment of borrowings		**(158,547)**	(97,520)	**(1,143)**	(3,000)
Proceeds from issue of shares		**17,228**	7,413	**17,228**	7,413
Dividends paid		**(38,367)**	(30,430)	**(38,367)**	(30,430)
Net cash outflow from financing activities		**(109,277)**	(51,586)	**(21,139)**	(23,017)
Net increase / (decrease) in cash held		**8,554**	31,044	**(7,401)**	17,873
Cash at the beginning of the financial year		**71,202**	39,850	**56,459**	38,586
Effects of exchange rate changes on cash		**(1,139)**	308	**-**	-
Cash at the end of the financial year	29	**78,617**	71,202	**49,058**	56,459

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information has been reclassified where necessary to ensure comparability with the current reporting period.

a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sims Group Limited (formerly Simsmetal Limited) ("Company" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the year then ended. Sims Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statement of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

b) Revaluation of non current assets

Subsequent to initial recognition as assets, land and buildings are measured at fair value being the amounts for which the assets could be exchanged between knowledgeable willing parties in an arm's length transaction. Revaluations are made with sufficient regularity to ensure that the carrying amount of each piece of land and each building does not differ materially from its fair value at the reporting date. Annual assessments of the fair values are made by the directors. These are supplemented by independent assessments at least every three years.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in respect of that class of asset previously recognised as an expense in net profit or loss, the increment is recognised immediately as revenue in net profit or loss.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non current assets, but not otherwise.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will crystallise.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Foreign currency translation

Translations denominated in a foreign currency are converted at the exchange rate at the date of transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at year end. Exchange gains and losses are brought to account in determining the profit or loss for the year. The consolidated entity enters into forward foreign exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at pre-determined exchange rates. These contracts are entered into to hedge future sale and purchase transactions. Exchange gains, losses and costs arising on forward foreign exchange and option contracts entered into as hedges of future transactions are deferred and included in the determination of the amounts at which the transactions are brought to account. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

Assets and liabilities of self-sustaining overseas controlled entities (refer note 23) are translated at exchange rates existing at year end, while revenues and expenses are translated at the average rates ruling during the year. Any exchange gain or loss arising on translation is taken directly to a foreign currency translation reserve.

Upon disposal or partial disposal of a self sustaining foreign operation the balance of the foreign currency translation reserve relating to the operation, or the part disposed of, is transferred to retained profits.

d) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs of finished goods and raw materials are determined on a consistent basis using the FIFO basis. Cost comprises direct materials, direct labour and an appropriate proportion of fixed and variable overhead expenditure, the latter being allocated on the basis of normal operating capacity.

e) Depreciation of property, plant and equipment

Property, plant and equipment, other than freehold land, are depreciated over their expected useful life, using reducing balance or straight line methods as appropriate. Leasehold improvements are written off over the period of the lease or expected useful life, whichever is shorter.

The expected useful lives are as follows:

Buildings	25-40 years
Plant and equipment	3-14 years

Profits and losses on disposals of property, plant and equipment are taken into account in determining the profit for the year.

f) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account at cost and is amortised on a straight line basis over the period of the expected benefit, with a maximum amortisation period of 20 years.

g) Leased non current assets

Leases entered into by the consolidated entity under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to expense over the period of expected benefits.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Financial assets and liabilities

Unless otherwise stated financial assets and liabilities are carried at net fair value and settled on normal trading terms.

A provision is raised for any doubtful debts based on an ongoing review of all outstanding amounts. Bad debts are written off during the period in which they are identified.

The consolidated entity's exposure to credit risk is generally the carrying amount of financial assets net of any provision for doubtful debts.

Monetary financial assets and liabilities not traded in an organised financial market, being trade debtors, trade accounts payable, accruals and dividends payable, are valued on a cost basis (which approximates net market value).

i) Employee entitlements

The amounts expected to be paid to employees for their pro-rata entitlement to annual leave are accrued annually at expected remuneration rates. A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows. Employee benefit on costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities. Contributions to defined benefit and other employee superannuation plans are charged as an expense as the contributions are paid or become payable.

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits, which are all expected to be settled within 12 months, are recognised in other creditors and measured at the amounts expected to be paid when they are settled.

A liability for employee benefits in the form of bonus plans is recognised in other creditors. This liability is expected to be settled within 12 months and is measured at the amount expected to be paid when it is settled.

Equity based compensation benefits are provided to employees via the Sims Group Limited Group Employee Option Plan and the Sims Group Limited Employee Share Ownership Plan. Information relating to these schemes is set out in note 21(ii). No accounting entries are made in relation to the employee option plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. Amounts lent to employees through the employee share plan are included in receivables and dividends paid on the shares are used to reduce the related loan balance.

j) Revenue recognition

Sales revenue represents revenue earned from the sale of the consolidated entity's products and services, net of returns, trade allowances and duties and taxes paid. Sales revenue is recognised when the goods have been despatched to a customer pursuant to a sales order and associated risks have passed to the carrier or customer. Fees received for recycling refrigerators are brought to account as explained in note 11.

Other revenue includes interest income on short term investments, proceeds on the disposal of property, plant and equipment and in the case of the parent entity, dividends received from controlled entities.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

No provision has been made for additional taxes which could become payable if certain reserves of the overseas controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves.

No provisions have been made for any taxes on capital gains which could arise in the event of a sale of non current assets for the amounts at which they are stated in the financial statements as it is not expected that any such liability will arise.

l) Joint ventures

Where the consolidated entity has entered into unincorporated joint ventures, the financial statements include the consolidated entity's proportionate interest in the assets and liabilities of those joint ventures under the relevant statements of financial position headings.

m) Cash flows

For purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

n) Earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of Sims Group Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

o) Dividends

Provision is only made for the amount of any dividend declared, determined or publicy recommended by the directors on or before the end of the financial year but not distributed at balance date.

Change in accounting policy for providing for dividends

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the financial year ended 30 June 2003. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the year where the dividend was proposed, recommended or declared between the end of the year and the completion of the financial report.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

An adjustment of $17,148,000 was made against the retained profits at the beginning of the financial year to reverse the amount provided at 30 June 2002 for the proposed final dividend for the year ended on that date that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced the current liabilities - provisions and total liabilities at the beginning of the year by $17,148,000 with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

The restatements of retained profits, total dividends provided for or paid during the financial year and current provisions set out below show the information that would have been disclosed had the new accounting policy always been applied.

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
	(restated)	(restated)	**(restated)**	(restated)
Restatement of retained profits				
Previously reported retained profits at the end of the previous financial year	**96,399**	80,353	**18,107**	26,987
Change in accounting policy for providing for dividends	**17,148**	15,099	**17,148**	15,099
Restated retained profits at the beginning of the financial year	**113,547**	95,452	**35,255**	42,086
Net profit attributable to members of Sims Group Limited	**75,042**	48,525	**29,960**	23,599
Total available for appropriation	**188,589**	143,977	**65,215**	65,685
Dividends provided for or paid	**(38,367)**	(30,430)	**(38,367)**	(30,430)
Restated retained profits at the end of the financial year	**150,222**	113,547	**26,848**	35,255
Restatement of total dividends provided for or paid				
Previously reported total dividends provided for or paid during the financial year	**38,367**	32,479	**38,367**	32,479
Adjustment for change in accounting policy	**-**	(2,049)	**-**	(2,049)
Restated total dividends provided for or paid during the financial year	**38,367**	30,430	**38,367**	30,430
Restatement of current liabilities - provisions (note 14)				
Previously reported carrying amount at the end of the financial year	**9,514**	27,221	**6,503**	23,481
Adjustment for change in accounting policy	**-**	(17,148)	**-**	(17,148)
Restated carrying amount at the end of the financial year	**9,514**	10,073	**6,503**	6,333

p) Recoverable amount of non current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amounts of non current assets are not discounted to their present values using a market-determined, risk-adjusted discount rate.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken, at the date of acquisition, plus incidental costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part there of when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(f).

r) Receivables

All trade debtors are recognised at the amounts receivable as they are generally due for settlement no more than 90 days from the date of recognition.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

s) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

t) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

u) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements.

The accounting for forward foreign exchange contracts is in accordance with note 1(c).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest and finance charges during the period and included in other debtors or other creditors at each reporting date.

When an interest rate swap is terminated early and the underlying hedged transactions are still expected to occur as designated, the gains or losses arising on the swap upon its early termination continue to be deferred and are progressively brought to account over the period during which the hedged transactions are recognised.

When an interest rate swap is terminated early and the underlying hedged transactions are no longer expected to occur as designated, the gains or losses arising on the swap upon its early termination are recognised in the statement of financial performance as at the date of termination.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

w) Change in accounting policy for translation of foreign currency contracts

An asset or liability arising under a foreign currency contract where the exchange rate for that asset or liability is fixed in that contract is recognised and translated using that fixed exchange rate. The net gain or loss arising from a foreign currency contract which is classified as a hedge is deferred and recognised in the statement of financial position.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1012 Foreign Currency Translation released in November 2000 and applied to annual reporting periods beginning on or after 1 January 2002. In previous periods, the net gain or loss arising from foreign currency contracts (described above) outstanding at the end of the reporting period was not recognised as an asset or liability in the statement of financial position.

The change in the accounting policy would have resulted in an increase of $13,029,000 in the consolidated carrying amount of other current assets and $3,938,000 in the consolidated carrying amount of other non current assets at 30 June 2002, with a corresponding increase in the consolidated current and non current payables of $13,029,000 and $3,938,000 respectively. The change had no effect on revenues or expenses in the statement of financial performance.

The restatements of consolidated Other Current and Non-current Assets, Current and Non-current Payables below show the information that would have been disclosed had the new accounting policy always been applied.

	CONSOLIDATED	
	2003 $'000 (restated)	2002 $'000 (restated)
Restatement of current assets - other		
Previously reported carrying amount at the end of the financial year	9,220	4,139
Adjustment for change in accounting policy	-	13,029
Restated carrying amount at the end of the financial year	9,220	17,168
Restatement of non current assets - other		
Previously reported carrying amount at the end of the financial year	-	-
Adjustment for change in accounting policy	-	3,938
Restated carrying amount at the end of the financial year	-	3,938
Restatement of current liabilities - payables		
Previously reported carrying amount at the end of the financial year	140,758	129,534
Adjustment for change in accounting policy	-	13,029
Restated carrying amount at the end of the financial year	140,758	142,563
Restatement of non current liabilities - payables		
Previously reported carrying amount at the end of the financial year	-	-
Adjustment for change in accounting policy	-	3,938
Restated carrying amount at the end of the financial year	-	3,938

NOTE 2. REVENUE

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Revenue from operating activities				
Sale of goods	1,579,713	1,409,220	652,819	523,322
Revenue from outside the operating activities				
Interest	1,756	1,778	2,154	1,964
Insurance claims re plant and equipment	742	1,148	-	-
Proceeds from sale of property, plant and equipment	3,112	4,732	234	514
Proceeds from sale of controlled entity	23,551	1,997	-	1,997
Proceeds from sale of other investments	356	-	356	-
Other	282	4,059	-	492
	29,799	13,714	2,744	4,967
Revenue from ordinary activities (excluding share of equity accounted net profit of associates)	1,609,512	1,422,934	655,563	528,289

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES

(i) Profit from ordinary activities before income tax expense includes the following specific expenses and net gains:

	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT ENTITY 2003	PARENT ENTITY 2002
Expenses				
Cost of sales	1,064,779	897,518	456,414	366,419
Amortisation of goodwill	7,156	6,191	215	269
Depreciation and amortisation:				
Buildings	1,638	1,603	148	85
Leasehold Improvements	666	309	3	3
Plant and Equipment	27,336	29,916	8,032	8,265
Rental expense on operating leases	8,903	9,050	1,993	2,045
Bad debts written off	2,744	441	146	37
Provision for:				
Employee entitlements	8,489	6,491	4,951	3,925
Doubtful debts	(1,427)	4,472	7	164
Environment compliance	(796)	-	-	(4,045)
Other	590	944	590	944
Defined benefit superannuation expense	3,242	3,572	1,319	1,507
Net losses on sale of property, plant and equipment	399	-	-	31
Net losses on foreign currency transactions	-	47	-	43

NOTES TO THE
FINANCIAL STATEMENTS
for the year ended 30 June 2003

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES (continued)

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Net gains				
Net gain on insurance claims re plant and equipment	414	1,038	-	-
Net gain on foreign currency transactions	24	-	3	-
Net gain on sale of controlled entity	-	1,673	-	1,516
Net gain on sale of other investments	356	-	356	-
Net gain on sale of property, plant and equipment	684	1,276	141	-
Interest				
Interest received :				
Related parties	44	-	452	496
Other corporations	1,712	1,778	1,702	1,468
	1,756	1,778	2,154	1,964
Interest paid :				
Other corporations	3,955	7,214	194	32
Net interest paid / (received)	2,199	5,436	(1,960)	(1,932)

	$	$	$	$
(ii) Remuneration of auditors				
Amounts received, or due and receivable, for:				
Auditing and reviewing the financial reports of the entities in the consolidated entity				
By the auditor of the parent entity	138,000	124,000	132,000	118,500
By related practices of the auditor of the parent entity	248,096	296,885	-	-
	386,096	420,885	132,000	118,500
Other assurance and taxation services				
Other audit services				
By the auditor of the parent entity	62,500	46,000	62,500	46,000
By related practices of the auditor of the parent entity	-	21,251	-	21,251
	62,500	67,251	62,500	67,251
Taxation services				
By the auditor of the parent entity	105,989	104,292	95,550	98,685
By related practices of the auditor of the parent entity	24,098	25,656	-	-
	130,087	129,948	95,550	98,685
	578,683	618,084	290,050	284,436
Auditing and reviewing the financial reports of joint ventures and other entities in the consolidated entity				
By auditors other than the auditor of the parent entity or its related practices	33,996	33,364	33,996	33,364

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES (continued)

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
(iii) Expenses from ordinary activities				
Raw materials and finished goods included in cost of sales	**961,255**	828,742	**427,000**	342,164
Freight expense	**190,787**	157,663	**65,433**	55,222
Employee benefits expense	**142,761**	138,590	**59,000**	46,789
Depreciation and amortisation expense	**36,796**	38,019	**8,398**	8,622
Repairs and maintenance expense	**51,459**	48,158	**15,847**	11,429
Other expenses from ordinary activities	**112,353**	134,115	**36,250**	31,817
	1,495,411	1,345,287	**611,928**	496,043

NOTE 4. INCOME TAX

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
(a) The income tax expense for the financial year differs from the amount prima facie calculated on the profit. The differences are reconciled as follows:				
Prima facie tax expense on profit from ordinary activities at rates applicable in the countries of source	**34,641**	22,185	**13,032**	9,664
Tax effect of permanent differences				
Research and development	**-**	555	**-**	-
Non deductible amortisation and depreciation	**1,303**	1,163	**205**	70
Capital loss on sale of shares in a controlled entity	**-**	(445)	**-**	(445)
Other non deductible expenditure and losses	**488**	201	**399**	120
Income tax adjusted for permanent differences	**36,432**	23,659	**13,636**	9,409
Utilisation of group tax losses	**-**	(265)	**-**	-
(Over)/under provision in prior years	**504**	(745)	**(155)**	(794)
Income tax expense	**36,936**	22,649	**13,481**	8,615
(b) The directors estimate that the potential future income tax benefit at 30 June 2003 in respect of tax losses not brought to account is:	**1,850**	2,020	**-**	-

The benefit for the tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity, and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by UK tax legislation, and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

NOTE 4. INCOME TAX (continued)

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
The future income tax benefit shown in note 9 includes tax losses of:	**-**	-	**-**	-

(c) *Tax consolidation legislation*

Sims Group Limited and its wholly-owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The entities have entered into a tax sharing agreement.

As a consequence, Sims Group Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group in future financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transaction, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by Sims Group Limited as tax-related amounts receivable or payable. The impact on the income tax expense and results of Sims Group Limited is unlikely to be material because of the tax sharing agreement. This is not expected to have a material impact on the consolidated assets and liabilities and results.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 30 June 2003.

NOTE 5. RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Current				
Trade debtors	**121,549**	145,451	**35,607**	33,902
Less: provision for doubtful debts	**(271)**	(4,401)	**(174)**	(231)
	121,278	141,050	**35,433**	33,671
Other debtors	**10,345**	13,558	**5,502**	3,558
	131,623	154,608	**40,935**	37,229
Non current				
Amounts receivable from employees under the Sims Group Limited Employee Share Ownership Plan (note 21(ii))	**140**	684	**140**	684
Amounts receivable from controlled entities	**-**	-	**24,962**	9,549
Other debtors	**2,730**	3,666	**2,730**	3,555
	2,870	4,350	**27,832**	13,788

The fair value of amounts receivable under the Sims Group Limited Employee Share Ownership Plan is not considered to be materially different to the carrying value (note 31(iv)). Further information relating to related parties and directors is set out in note 26. Amounts in other debtors generally arise from transactions outside the usual operating activities of the consolidated entity. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

NOTE 6. INVENTORIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Raw materials at cost	41,902	25,730	30,448	15,496
Stores and spare parts at cost	10,756	11,895	3,981	4,838
Finished goods at cost	35,924	38,280	14,025	15,477
	88,582	75,905	48,454	35,811

NOTE 7. OTHER FINANCIAL ASSETS

Investments accounted for using the equity method				
Shares in associates (note 24)	5,503	4,090	139	139

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (see note 24).

Other (non-traded) investments				
Shares in controlled entities (note 23) at cost	-	-	198,025	198,025

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Freehold land				
At directors' valuation	56,886	60,244	952	652
Buildings				
At directors' valuation	35,090	41,029	3,200	2,889
Accumulated depreciation	(1,638)	-	(148)	-
	33,452	41,029	3,052	2,889
Leasehold improvements				
At directors' valuation	6,554	3,903	132	115
Accumulated amortisation	(666)	-	(3)	-
	5,888	3,903	129	115
Plant and equipment				
At cost	312,920	323,024	142,828	130,660
Accumulated depreciation	(211,844)	(214,614)	(99,492)	(94,672)
	101,076	108,410	43,336	35,988
Capital work in progress	8,802	7,546	3,810	6,129
	206,104	221,132	51,279	45,773

N O T E S T O T H E

FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 8. PROPERTY, PLANT AND EQUIPMENT (continued)

Valuations of freehold land, buildings and leasehold improvements

The directors' valuations were made in June 2002. These valuations were based on the market value with existing use, which for the majority of properties has been determined by independent external valuations as at 30 June 2002 incorporating an allowance made for estimated costs of remediation of properties that may be required.

As at June 2003 the directors reviewed the carrying amounts of these assets and concluded that these do not differ materially from their fair values at that date. In undertaking this review the directors considered advice received from independent external valuers. Assets acquired during the year are deemed to be carried at valuation.

Reconciliation of movements

	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Capital Work In Progress $'000	Total $'000
Consolidated						
Carrying amount at 1 July 2002	60,244	41,029	3,903	108,410	7,546	221,132
Additions	300	940	1,085	32,444	1,474	36,243
Disposals	(1,214)	(851)	-	(764)	-	(2,829)
Transfers	3,969	(3,428)	1,990	(2,531)	-	-
Depreciation/amortisation expense (note 3(i))	-	(1,638)	(666)	(27,336)	-	(29,640)
Disposals due to sale of controlled entity	(3,321)	(226)	-	(4,777)	-	(8,324)
Foreign currency exchange differences	(3,092)	(2,374)	(424)	(4,370)	(218)	(10,478)
Carrying amount at 30 June 2003	56,886	33,452	5,888	101,076	8,802	206,104
Parent Entity						
Carrying amount at 1 July 2002	652	2,889	115	35,988	6,129	45,773
Additions	300	311	17	15,473	(2,319)	13,782
Disposals	-	-	-	(93)	-	(93)
Depreciation/amortisation expense (note 3(i))	-	(148)	(3)	(8,032)	-	(8,183)
Carrying amount at 30 June 2003	952	3,052	129	43,336	3,810	51,279

NOTE 9. OTHER ASSETS

	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
Current				
Prepayments	**9,220**	4,139	**3,193**	1,642
Non current				
Future income tax benefit (note 4)	**10,446**	6,844	**5,864**	3,766

NOTE 10. INTANGIBLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Goodwill at cost	**91,483**	112,114	**4,963**	4,485
Accumulated amortisation	**(36,055)**	(35,641)	**(709)**	(480)
	55,428	76,473	**4,254**	4,005

NOTE 11. PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
Current				
Trade creditors (generally settled within 30 to 60 days)	**115,561**	112,782	**37,200**	36,615
Other creditors	**17,262**	13,770	**8,172**	1,778
Deferred income	**7,935**	2,982	**-**	-
	140,758	129,534	**45,372**	38,393

Deferred income relates to the refrigerator recycling plant operated in the United Kingdom. Refrigerators are received for recycling by the group in the UK for a fee. These fees are recognised as income as refrigerators are processed and the costs of processing the refrigerators are matched against the related fee income. The deferred income represents the total of the fees that have been received on fridges that remain to be processed through the refrigerator recycling plant.

Non current				
Other loans from controlled entities	**-**	-	**95,061**	85,787

NOTE 12. INTEREST BEARING LIABILITIES

Non current (unsecured)				
Bank loans	**8,292**	94,052	**-**	-

Unsecured bank loans are subject to guarantees/cross guarantees and indemnities (as appropriate) from the parent entity and some of its controlled entities. Further information on bank loans is set out in note 31. Details of financing arrangements are set out in note 30.

NOTE 13. TAX LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Current				
Income tax	**17,793**	11,146	**8,802**	4,382
Non current				
Deferred income tax liability	**7,538**	9,060	**2,815**	2,368

NOTE 14. PROVISIONS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Current				
Dividends	**-**	17,148	**-**	17,148
Employee entitlements	**8,925**	9,429	**5,914**	5,689
Other	**589**	644	**589**	644
	9,514	27,221	**6,503**	23,481
Non current				
Employee entitlements	**6,888**	4,602	**6,582**	4,271
Environmental compliance	**421**	4,045	**-**	-
Other	**219**	245	**219**	245
	7,528	8,892	**6,801**	4,516
Provision for employee entitlements				
Current	**8,925**	9,429	**5,914**	5,689
Non current	**6,888**	4,602	**6,582**	4,271
Aggregate employee entitlements liability	**15,813**	14,031	**12,496**	9,960
Employee numbers				
Number of employees at the end of the financial year	**1,782**	1,940	**662**	640

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	CURRENT		NON CURRENT	
	Dividends	**Other**	**Environmental Compliance**	**Other**
	$'000	**$'000**	**$'000**	**$'000**
Consolidated - 2003				
Carrying amount at start of year	17,148	644	4,045	245
Adjustment from change in accounting policy (note 1(o))	(17,148)	-	-	-
Additional provisions recognised	38,367	616	-	-
Reduction in provision due to disposal of controlled entity (note 23)	-	-	(2,828)	-
Provision now recognised as a payable	-	-	(796)	-
Other reduction in provision	-	-	-	(26)
Payments	(38,367)	(671)	-	-
Carrying amount at end of year	-	589	421	219

NOTE 14. PROVISIONS (continued)

	CURRENT		NON CURRENT	
	Dividends $'000	Other $'000	Environmental Compliance $'000	Other $'000
Parent Entity - 2003				
Carrying amount at start of year	17,148	644	-	245
Adjustment from change in accounting policy (note 1(o))	(17,148)	-	-	-
Additional provisions recognised	38,367	616	-	-
Other reduction in provision	-	-	-	(26)
Payments	(38,367)	(671)	-	-
Carrying amount at end of year	-	589	-	219

Other current provisions includes estimates of claims that will be made against Sims Group Limited in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.

The Environmental Compliance provision is an estimate of costs of remediation of properties that may be required in the future. It is not expected to be settled in the next financial year.

Other non current provisions relates to a provision against investments in associated entities.

NOTE 15. CONTRIBUTED EQUITY

	PARENT ENTITY			
	2003 Shares	2002 Shares	**2003 $'000**	2002 $'000
(i) Share capital				
Ordinary shares - fully paid	**92,653,057**	90,251,565	**236,831**	219,603

Movement in ordinary share capital	No. of shares	Issue price	$'000
Balance at the beginning of the financial year	90,251,565		219,603
Options exercised during the year at various share issue prices	90,000	$5.86	528
	190,000	$6.39	1,214
	196,492	$6.46	1,269
	995,000	$6.54	6,507
	930,000	$8.29	7,710
Balance at the end of the financial year	92,653,057		236,831

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

N O T E S T O T H E

FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 15. CONTRIBUTED EQUITY (continued)

(ii) Options

No options over ordinary shares were granted during the financial year. The number of options outstanding at the end of the financial year was 327,306 (2002 - 2,728,798). Further details on the Sims Group Limited Group Employee Option Plan are set out in note 21(ii). Employee options carry no voting rights.

NOTE 16. RESERVES AND RETAINED PROFITS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
(i) Reserves				
Foreign currency translation reserve	**(2,018)**	10,901	**-**	-
Asset revaluation reserve	**11,935**	11,935	**-**	-
	9,917	22,836	**-**	-
Movements in reserves were :				
Foreign currency translation reserve				
Balance at the beginning of the financial year	**10,901**	14,226	**-**	-
Net exchange differences on translation of foreign controlled entities	**(12,919)**	(3,325)	**-**	-
Balance at the end of the financial year	**(2,018)**	10,901	**-**	-
Asset revaluation reserve				
Balance at the beginning of the financial year	**11,935**	984	**-**	-
Increment on revaluation of land and buildings	**-**	10,951	**-**	-
Balance at the end of the financial year	**11,935**	11,935	**-**	-

Foreign currency translation reserve

Exchange differences arising on the translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(c).

Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non current assets, as described in note 1(b).

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
(ii) Retained profits				
Retained profits at the beginning of the financial year	**96,399**	80,353	**18,107**	26,987
Adjustment resulting from change in accounting policy for providing for dividends (note 1(o))	**17,148**	-	**17,148**	-
Net profit attributable to members of Sims Group Limited	**75,042**	48,525	**29,960**	23,599
Dividends paid (2002 provided for or paid) (note 17)	**(38,367)**	(32,479)	**(38,367)**	(32,479)
Retained profits at the end of the financial year	**150,222**	96,399	**26,848**	18,107

NOTE 17. DIVIDENDS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Ordinary shares				
Interim dividend paid (at 23c per share (2002 - 17c)):				
Franked at 80% (2002 - fully franked) based on tax paid @ 30%			**21,150**	15,331
Final dividend at 19c per share recognised as a liability at 30 June 2002 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (note 1(o))				
Fully franked based on tax paid @ 30%			**17,148**	17,148
Final dividend (due to additional shares issued) not recognised as a liability at 30 June 2002			**69**	-
Total dividends paid (2002 provided for or paid)			**38,367**	32,479
Dividends not recognised at year end				
Since year end the directors have declared the payment of a final dividend of 31c per fully paid ordinary share, franked at 68% based on tax paid @ 30%. The aggregate amount of the proposed dividend expected to be paid on 10 October 2003 out of retained profits at 30 June 2003, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends (note 1(o)), is			**28,722**	-
The declared dividend will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2003.				
Franking credits available for the subsequent financial year (based on tax rate of 30%)	**8,479**	6,116	**8,479**	6,116

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year
(b) franking debits that will arise from the payment of dividends provided as at the end of the financial year, and
(c) franking credits that may be prevented from being distributed in the subsequent financial year.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2003

NOTE 18. CONTINGENT LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:				
Guarantees				
The parent entity, its controlled entities, its joint venture operations and its associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business	**459**	568	**144**	437

Controlled entities
Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 23. The controlled entities are not in liquidation and there is no indication that they will be wound up.

NOTE 19. CAPITAL EXPENDITURE COMMITMENTS

	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT ENTITY 2003	PARENT ENTITY 2002
Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year				
- for the acquisition of plant and equipment	**14,686**	5,215	**202**	1,396
- for the acquisition of land and buildings	**-**	232	**-**	-
	14,686	5,447	**202**	1,396
Commitments included above relating to joint venture operations and associate companies				
- for the acquisition of plant and equipment	**735**	395	**108**	272
- for the acquisition of land and buildings	**-**	17	**-**	-

NOTE 20. LEASE COMMITMENTS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable:				
Not later than one year	**13,060**	13,286	**2,065**	2,227
Later than one, but not later than five years	**33,442**	28,765	**2,330**	3,252
Later than five years	**14,667**	17,816	**1,094**	736
	61,169	59,867	**5,489**	6,215
Representing :				
Cancellable operating leases	**1,863**	3,120	**2,752**	3,018
Non-cancellable operating leases	**59,306**	56,747	**2,737**	3,197
	61,169	59,867	**5,489**	6,215
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Not later than one year	**12,076**	11,669	**620**	665
Later than one, but not later than five years	**32,563**	27,262	**1,419**	1,796
Later than five years	**14,667**	17,816	**698**	736
	59,306	56,747	**2,737**	3,197

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS

(i) Superannuation plans

The parent entity and its controlled entities have established a number of superannuation funds on behalf of Group employees. All employees are entitled to join an appropriate superannuation fund which provides benefits for themselves, or their dependants, on retirement, disability or death. The funds provide defined benefits, based on years of service and final average salary, or accumulation benefits based on the level of contributions and earnings thereon. Employees contribute to the funds at various percentages of their remuneration.

The parent entity and its controlled entities are obliged to contribute to the funds in accordance with their governing Trust Deeds and the obligations are legally enforceable unless due notice of cessation of contribution is given. An actuarial assessment of the Australian defined benefits funds was last carried out on 1 July 2001 by David R Lewis, FIA, FIAA. Based on this review, the assets of the funds at 1 July 2001 of $41.227m were sufficient to satisfy all accrued and vested benefits at that date under the funds in the event of termination of the funds or voluntary or compulsory termination of the employment of each employee. Vested benefits in the Australian funds at 1 July 2001 were $38.234m.

The decline in world share markets that commenced in March 2000 has had an adverse effect on the financial condition of the defined benefit superannuation funds sponsored by the Company for its employees. The Trustees of these funds have been monitoring the financial position of the funds to ensure they remain able to meet their liabilities, and that the Company continues to meet its financial commitments to these funds. At 1 April 2003 the independent actuary estimated that a deficiency of approximately $900,000 existed in these funds.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS (continued)

In line with actuarial advice received, the Company agreed with the Trustee of the Sims Consolidated Group Superannuation Fund to make additional monthly contributions of $50,000 into that fund from April 2003. This additional contribution is being reflected in the Company's superannuation expense as it is paid. No liability has been recognised in the financial statements in respect of this deficiency. The actuarial recommendation was that this additional contribution should continue for up to two years i.e. until March 2005 subject to ongoing performance review.

Since April 2003 investment markets reviews have been more favourable so the financial position of the funds will have improved. The next full formal review of the superannuation funds' financial positions will be as at 30 June 2003 and the outcome of the review should be available to the Company and Funds' Trustees at the start of October 2003.

The Group's UK operations account for pension costs and commitments in the financial statements in accordance with the United Kingdom Accounting Standard SSAP 24 "Accounting for pension costs". This accounting standard requires employers to recognise the expected cost of providing pensions on a systematic and rational basis over the period during which they derive benefit from the employees' services. This is achieved by recognising a regular cost for the pension every year. Variations from the regular cost are allocated over the expected remaining service lives of the current employees.

A full formal actuarial assessment of the United Kingdom defined benefits fund is currently being undertaken by the fund's actuary Sally Spencer, FIA, in respect of the funding position as at 5 April 2003. The outcome of this assessment should be available to the Company and the fund's trustees at the start of October 2003. For the purposes of the financial statements, the Company commissioned an informal assessment of the fund by Ali Tayyibe FIA of Mercers, its independent pensions advisors. Based on this informal review, on a SSAP24 basis, the assets of the fund at 5 April 2003 were estimated to be $17.561m, and were insufficient to satisfy all accrued and vested benefits at that date under the fund in the event of termination of the fund or voluntary or compulsory termination of the employment of each employee. Vested benefits in the United Kingdom fund at 5 April 2003 were estimated to be $27.204m.

The estimated deficiency in the United Kingdom fund is a result of the decline in world equity markets as noted previously. The deficiency will be funded by an estimated additional annual contribution of $0.971m by the company over the next 15 years, being the actuarial best estimate of contributions required to meet the current deficit. The estimated additional annual contribution will be reflected in the company's superannuation expense in the year. An accrual of $1.018m has been recognised in the financial statements at 30 June 2003.

(ii) Share ownership and option plans

The parent entity operates the Sims Group Limited Employee Share Ownership Plan ("share plan") which was established in 1991 and amended in November 1996. The share plan allows for the participation, at the discretion of the Board, of employees and executive directors of the parent entity and its controlled entities. Monies are lent, interest free, to participants to enable them to acquire shares in the parent entity which are held by the trustee of the share plan for the benefit of participants. Shares are issued to employees at the market value at the date of issue in accordance with the terms of the share plan.

At 30 June 2003, the parent entity had loaned $139,500 to participants to enable them to acquire, through the trustee of the share plan, 30,000 shares, being 0.03% of the issued capital of the parent entity. Amounts loaned to employees through the share plan are included in receivables. Loans in respect of 30,000 shares issued at $5.81 each on 30 November 1999 are repayable by 2004 at the latest. All shares that have been allocated for issue under the share plan had been issued at 30 June 2003.

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS (continued)

	Number		Shares		Loans $'000	
Details of the above are as follows :	**2003**	2002	**2003**	2002	**2003**	2002
Employees	**2**	4	**30,000**	135,000	**140**	684

The Sims Group Limited Group Employee Option Plan ("option plan"), approved by shareholders on 8 November 1996, provides that executive and management staff members may be invited to participate in the option plan and be granted options over unissued ordinary shares in the parent entity. A separate incentive plan exists for Mr Sutcliffe, the Group Chief Executive. Options are granted for nil consideration. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares.

Details as at 30 June 2003 are as follows:

Date Issued	Exercisable From	Expire On	Exercise Price A$	Number Issued	Total Lapsed to Date	Total Exercised to Date	Balance at end of year
28 November 1996	28 November 1998	28 November 2001	7.14	2,015,000	2,015,000	-	-
27 April 1998	27 April 2000	27 April 2003	8.29	1,040,000	110,000	930,000	-
01 September 1998	01 September 2000	01 September 2003	6.54	1,540,000	455,000	1,015,000	70,000
16 November 1998	16 November 2000	16 November 2003	6.46	250,000	-	196,492	53,508
30 November 1999	30 November 2001	30 November 2004	6.39	280,000	30,000	240,000	10,000
31 July 2000	31 July 2002	31 July 2005	5.86	90,000	-	90,000	-
28 February 2002	28 February 2005	28 March 2007	6.75	193,798	-	-	193,798
				5,408,798	2,610,000	2,471,492	327,306

The fair value of shares under option at 30 June 2003 was $8.80 (2002 $6.77).

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$	$	**$**	$
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**17,227,838**	450,300	**17,227,838**	450,300
Fair value of shares issued to employees on the exercise of options as at their issue date	**19,697,795**	502,500	**19,697,795**	502,500

The fair value of shares issued on the exercise of options is the average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

NOTE 22. DIRECTORS' AND EXECUTIVES' REMUNERATION

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
(i) Remuneration of directors				
Income paid or payable, or otherwise made available to:				
Directors of parent entity by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	-	-	2,526,618	3,510,557
Directors of entities in the consolidated entity by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	5,841,547	6,743,918	-	-

The number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

			Number	
60,000	-	69,999	-	3
70,000	-	79,999	1	-
80,000	-	89,999	2	-
140,000	-	149,999	-	1
170,000	-	179,999	1	-
390,000	-	399,999	-	1
740,000	-	749,999	-	1
870,000	-	879,999	1	-
1,230,000	-	1,239,999	1	-
2,010,000	-	2,019,999	-	1

Options are granted to the executive directors under the Plans as set out in note 21(ii). Details of options granted to and exercised by executive directors during the year ended 30 June 2003 are set out in note 26.

(ii) Remuneration of executives

Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (including directors) whose remuneration was at least $100,000.

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	PARENT ENTITY 2003 $	PARENT ENTITY 2002 $
from the parent entity	537,160	409,996	-	-
from other entities in the consolidated entity	6,953,017	6,659,389	-	-

NOTE 22. DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

The number of Australian based executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands are as follows:

			CONSOLIDATED 2003	2002
			Number	
150,000	-	159,999	1	-
160,000	-	169,999	-	1
180,000	-	189,999	2	-
190,000	-	199,999	-	1
200,000	-	209,999	1	-
210,000	-	219,999	1	2
220,000	-	229,999	2	-
230,000	-	239,999	-	1
250,000	-	259,999	1	-
270,000	-	279,999	2	1
290,000	-	299,999	-	1
310,000	-	319,999	1	1
320,000	-	329,999	1	2
330,000	-	339,999	-	1
340,000	-	349,999	-	1
350,000	-	359,999	1	-
360,000	-	369,999	2	-
370,000	-	379,999	1	-
450,000	-	459,999	1	-
480,000	-	489,999	-	1
500,000	-	509,999	-	1
630,000	-	639,999	1	-
740,000	-	749,999	-	1
870,000	-	879,999	1	-
1,230,000	-	1,239,999	1	-
2,010,000	-	2,019,999	-	1
			20	16

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity Holding 2003 %	2002 %
Directly controlled entities of Sims Group Limited (formerly Simsmetal Limited)			
Simsmetal Finance Limited	Australia	100	100
Simsmetal Staff Equity Pty Limited	Australia	100	100
Simsmetal Holdings Pty Limited (ii) (note(a))	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity Holding 2003 %	Equity Holding 2002 %
Directly controlled entities of Sims Group Limited (continued)			
Sims Group UK Holdings Limited (formerly Simsmetal UK Holdings Limited) (i)	United Kingdom	**100**	100
Sims Aluminium Pty Limited (ii)	Australia	**100**	100
Sims Group Canada Limited (formerly Simsmetal Canada Limited) (i)	Canada	**100**	100
PNG Recycling Limited	Papua New Guinea	**100**	100
Directly controlled entities of Simsmetal Holdings Pty Limited			
Sims Energy Pty Limited (formerly Simsmetal (Qld) Pty Limited) (ii)	Australia	**100**	100
Universal Inspection and Testing Company Pty Limited (ii)	Australia	**100**	100
Simsmetal Services Pty Limited (ii) (note (a))	Australia	**100**	100
Sims Industrial Pty Limited (formerly Sims Products Holdings Pty Limited) (ii)	Australia	**100**	100
Sims Asia Holdings Limited (i)	Hong Kong	**100**	100
Sims Group USA Corporation (formerly Simsmetal USA Corporation) (i)	USA	**100**	100
Directly controlled entities of Simsmetal Services Pty Limited			
Sims Manufacturing Pty Limited (formerly H & D Metals Pty Limited) (ii)	Australia	**100**	100
Simsmetal Executive Staff Superannuation Pty Limited	Australia	**100**	100
Directly controlled entity of Sims Industrial Pty Limited (formerly Sims Products Holdings Pty Limited)			
Simsmetal Industries Limited (i)	New Zealand	**100**	100
Directly controlled entity of Sims Group USA Corporation (formerly Simsmetal USA Corporation)			
Ferromet Inc (i)(iii)	USA	-	100
Directly controlled entity of Sims Group UK Holdings Limited (formerly Simsmetal UK Holdings Limited)			
Sims Group UK Intermediate Holdings Limited (formerly Simsmetal UK Group Limited) (i)	United Kingdom	**100**	100
Directly controlled entities of Sims Group UK Intermediate Holdings Limited (formerly Simsmetal UK Group Limited)			
Simsmetal UK (Midwest) Limited (i)	United Kingdom	**100**	100
Simsmetal UK (Southern) Limited (i)	United Kingdom	**100**	100
Simsmetal UK Recycling Limited (i)	United Kingdom	**100**	100
Simsmetal UK Pension Trustees Limited (i)	United Kingdom	**100**	100
Sims Group UK Limited (formerly Simsmetal UK Limited) (i)	United Kingdom	**100**	100

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity Holding 2003 %	Equity Holding 2002 %
Directly controlled entities of Simsmetal UK Recycling Limited			
Thos Hill (Management) Limited (i)	United Kingdom	100	100
J McIntyre (Plant) Limited (i)	United Kingdom	100	100
J McIntyre (Worksop) Limited (i)	United Kingdom	100	100
W Bush & Son Limited (i)	United Kingdom	100	100
Mansfield Metals Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (Northern) Limited			
C F Davies & Co (Birkenhead) Limited (i)	United Kingdom	100	100
Moores (Burton on Trent) Limited (i)	United Kingdom	100	100
Directly controlled entity of Moores (Burton on Trent) Limited			
Moores Auto Salvage Limited (i)	United Kingdom	100	100
Directly controlled entities of Sims Group UK Limited (formerly Simsmetal UK Limited)			
Allied Metals Limited (i)	United Kingdom	100	100
Simsmetal UK (Northern) Limited (i)	United Kingdom	100	100
Simsmetal UK (SouthEast) Limited (i)	United Kingdom	100	100
Simsmetal UK (SouthWest) Limited (i)	United Kingdom	100	100
Simsmetal UK (Reclamation) Limited (i)	United Kingdom	100	100
Simsmetal UK (Wessex Holdings) Limited (i)	United Kingdom	100	100
Simsmetal UK (Glos.) Limited (i)	United Kingdom	100	100
Simsmetal UK (Wessex) Limited (i)	United Kingdom	100	100
SK Stainless Limited (i)	United Kingdom	100	-
United Castings Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (SouthEast) Limited			
Blackbushe Metals (Western) Limited (i)	United Kingdom	100	100
Simsmetal UK (Elliott) Limited (i)	United Kingdom	100	100
Southern Hauliers Limited (i)	United Kingdom	100	100
Directly controlled entity of Blackbushe Metals (Western) Limited			
Simsmetal UK (Fraser) Limited (i)	United Kingdom	75	75
Directly controlled entity of Simsmetal UK (Wessex Holdings) Limited			
Widsite Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (Wessex) Limited			
Mayer Pearse Limited (i)	United Kingdom	100	100
C Phillip & Sons (Bristol) Limited (i)	United Kingdom	100	100

MAJOR CAPS HEADING

for the year ended 30 June 2003

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Note (a) Shares held in these entities include preference shares.

(i) Controlled entity audited by other PricewaterhouseCoopers firm.

(ii) These entities and the Company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the Class Order.

(iii) Ferromet Inc was disposed of on 31 March 2003 (2002: Sims Rush Pty Ltd - 31 October 2001) and details of sale are as follows:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Consideration received (all as cash)	23,551	1,997	-	1,997
Carrying amount of investment as at disposal date	-	-	-	481
Carrying amount of assets and liabilities as at disposal date				
Cash	31	59		
Receivables	267	26		
Prepayments	38	-		
Inventories	928	271		
Property, plant & equipment	8,324	5,045		
Net tax assets	-	38		
Other assets	-	74		
Intangibles	16,592	225		
Trade and other creditors	-	(133)		
Bank loans	-	(4,900)		
Employee entitlement provisions	-	(115)		
Environmental compliance provision	(2,828)	-		
Net assets of entity	23,352	590		
Group share of net assets of entity	23,352	324		
Details of the sale of the controlled entity are as follows:				
Consideration received	23,551	1,997	-	1,997
Less: Cash disposed of	(31)	(59)	-	-
Less: Costs associated with disposal	(199)	-	-	-
Net cash proceeds received	23,321	1,938	-	1,997
Net profit on disposal	-	1,673	-	1,516

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	CONSOLIDATED	
	2003	2002
	$'000	$'000
The consolidated statement of financial performance for the Closed Group is as follows:		
Revenue from ordinary activities	686,591	588,170
Expenses from ordinary activities	(626,866)	(558,317)
Borrowing costs expense	(194)	(530)
Profit from ordinary activities before income tax expense	59,531	29,323
Income tax expense relating to ordinary activities	(13,293)	(7,255)
Profit from ordinary activities after related income tax expense	46,238	22,068
Net increase in asset revaluation reserve	-	10,665
Total revenues, expenses and valuation adjustments recognised directly in equity	-	10,665
Total changes in equity other than those resulting from transactions with owners as owners	46,238	32,733
The summary of movements in consolidated retained profits is as follows:		
Retained profits at the beginning of the financial year	43,141	53,552
Profit from ordinary activities after related income tax expense	46,238	22,068
Dividends provided for or paid (note 17)	(21,219)	(32,479)
Retained profits at the end of the financial year	68,160	43,141
The consolidated statement of financial position for the Closed Group is as follows:		
Current Assets		
Cash assets	60,349	56,517
Receivables	57,541	50,561
Inventories	56,201	42,730
Other	4,328	1,709
Total Current Assets	178,419	151,517
Non Current Assets		
Receivables	5,827	10,496
Investments accounted for using the equity method	139	139
Other financial assets	96,141	96,141
Property, plant and equipment	111,887	103,951
Deferred tax assets	5,818	5,242
Intangible assets	4,254	3,869
Total Non Current Assets	224,066	219,838
Total Assets	402,485	371,355

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	CONSOLIDATED	
	2003	2002
	$'000	$'000
Current Liabilities		
Payables	54,995	40,096
Current tax liabilities	10,104	4,469
Provisions	6,890	23,903
Other	669	669
Total Current Liabilities	72,658	69,137
Non Current Liabilities		
Payables	-	13,361
Deferred tax liabilities	3,715	3,632
Provisions	7,532	8,892
Total Non Current Liabilities	11,247	25,885
Total Liabilities	83,905	95,022
Net Assets	318,580	276,333
Equity		
Contributed equity	236,831	219,603
Reserves	13,589	13,589
Retained profits	68,160	43,141
Total Equity	318,580	276,333

NOTE 24. INVESTMENTS IN ASSOCIATES

The investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (note 7). The equity method was adopted with effect from 1 January 1997. Information relating to the associates is set out below.

Name of Associate	Principal Activity	Ownership Interest 2003	Ownership Interest 2002	CONSOLIDATED CARRYING AMOUNT 2003 $'000	CONSOLIDATED CARRYING AMOUNT 2002 $'000	PARENT ENTITY CARRYING AMOUNT 2003 $'000	PARENT ENTITY CARRYING AMOUNT 2002 $'000
Richmond Steel Recycling Limited	Metal Recycling	50.0%	50.0%	4,533	3,219	-	-
Landfill Management Services Pty Limited	Landfill Gas Management	25.0%	25.0%	310	235	126	126
Australian Refined Alloys Pty Limited	Metal Recycling	50.0%	50.0%	13	13	13	13

NOTE 24. INVESTMENTS IN ASSOCIATES (continued)

Name of Associate	Principal Activity	Ownership Interest 2003	Ownership Interest 2002	CONSOLIDATED CARRYING AMOUNT 2003 $'000	CONSOLIDATED CARRYING AMOUNT 2002 $'000	PARENT ENTITY CARRYING AMOUNT 2003 $'000	PARENT ENTITY CARRYING AMOUNT 2002 $'000
Extruded Metals (New Zealand) Limited	Metal Recycling	33.3%	33.3%	474	490	-	-
Sims Pacific Metals Limited	Metal Recycling	50.0%	50.0%	173	133	-	-
Consolidated Extrusions Pty Limited	Metal Recycling	33.3%	33.3%	-	-	-	-
Consolidated Extrusions (Management) Pty Limited	Metal Recycling	33.3%	33.3%	-	-	-	-
				5,503	4,090	139	139
(i) Movements in carrying amounts of investment							
Carrying amount at the beginning of the financial year				4,090	3,315	139	139
Foreign currency translation reserve				(419)	-	-	-
Share of profit from ordinary activities after related income tax expense				1,832	775	-	-
Carrying amount at the end of the financial year				5,503	4,090	139	139
(ii) Results attributable to associates							
The consolidated entity's share of the results of the associates is as follows :							
Profit from ordinary activities before related income tax expense				2,906	1,360	-	-
Income tax expense relating to ordinary activities				(1,074)	(585)	-	-
Profit from ordinary activities after related income tax expense				1,832	775	-	-
(iii) Share of reserves attributable to associates							
Retained profits							
Balance at the beginning of the financial year				2,512	1,737	-	-
Share of profit from ordinary activities after related income tax expense				1,832	775	-	-
Balance at the end of the financial year				4,344	2,512	-	-
(iv) Summary performance and financial position of associates							
The aggregate net profit, assets and liabilities of the associates is as follows:							
Profit from ordinary activities after related income tax expense				3,767	1,849	-	-
Assets				20,886	15,484	-	-
Liabilities				(8,802)	(6,877)	-	-

NOTES TO THE

FINANCIAL STATEMENTS

for the year ended 30 June 2003

NOTE 24. INVESTMENTS IN ASSOCIATES *(continued)*

(v) Share of contingent liabilities and capital expenditure commitments of associates

The consolidated entity's share of the associates' contingent liabilities and capital expenditure commitments is included in notes 18 and 19.

NOTE 25. INTERESTS IN JOINT VENTURES

The consolidated entity has the following interests in joint venture operations:

- 50% interest in the Australian Refined Alloys joint venture, the principal activity of which is the production of lead, lead alloys and related products.
- 50% interest in the New Zealand based Sims Pacific Metals joint venture, the principal activity of which is the processing and sale of ferrous and non ferrous secondary raw materials.
- 33.3% interest in the Consolidated Extrusions joint venture, the principal activity of which is the production and sale of extruded brass and copper products.

The consolidated entity's interest in assets employed in the joint ventures is included in the statements of financial position under the classifications shown below:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Current assets				
Cash assets	**1,683**	897	**1,534**	46
Receivables	**12,087**	7,633	**8,605**	4,229
Inventories	**7,795**	6,302	**5,472**	4,697
Goodwill	**2,307**	2,026	**1,966**	1,661
Non current assets				
Property, plant and equipment	**12,644**	14,716	**8,164**	11,024
	36,516	31,574	**25,741**	21,657
Current liabilities				
Payables	**8,134**	6,986	**4,112**	3,454
Provisions	**717**	341	**550**	166
Non current liabilities				
Provisions	**506**	158	**485**	158
	9,357	7,485	**5,147**	3,778
Share of assets employed in joint ventures	**27,159**	24,089	**20,594**	17,879

The consolidated entity's share of joint venture contingent liabilities and capital expenditure commitments is included in notes 18 and 19.

NOTE 26. RELATED PARTY INFORMATION

Ownership interests in related parties

Interests held in controlled entities are set out in note 23. Interests held in associates and joint ventures are set out in notes 24 and 25 respectively.

Directors

The names of persons who were directors of Sims Group Limited at any time during the financial year are as follows:

Geoffrey Brunsdon	Michael Feeney
Charles Copeman	Paul Mazoudier
Ross Cunningham	Jeremy Sutcliffe

Remuneration received, or due and receivable, by the directors of entities in the consolidated entity is disclosed in note 22(i).

Transactions entered into during the financial year with the directors of the parent entity and its controlled entities and their director related entities within normal customer or employee relationships on terms and conditions no more favourable to those available to other customers or employees include:

Mr Michael Feeney was a director of Ausdoc Group Limited which supplies security document destruction services to the Company. All transactions were negotiated from time to time at prevailing prices and on normal market terms.

	PARENT ENTITY AND CONSOLIDATED	
	2003 $'000	2002 $'000
Loans to directors and director related entities		
Loans to directors of entities in the consolidated entity and their director related entities comprise:		
Secured loans. Refer note 21(ii)	-	-
Repayments on secured loans received during the financial year (2002 - from J Crabb and R Cunningham)	-	4,285
Share transactions of directors		
Transactions of directors and director related entities concerning shares or share options		
Aggregate number of shares and share options in Sims Group Limited acquired or disposed of by directors of the Company and consolidated entity or their director-related entities from the Company:		
Acquisitions		
Ordinary shares	**346,492**	1,631
Options over ordinary shares issued under J Sutcliffe's employment agreement	-	193,798
Disposals		
Sims Group Employee Option Plan options exercised	**346,492**	-
Sims Group Employee Option Plan options expired	-	700,000

NOTE 26. RELATED PARTY INFORMATION (continued)

	PARENT ENTITY AND CONSOLIDATED	
	2003	2002
	$'000	$'000
Aggregate number of shares and share options in Sims Group Limited held directly, indirectly or benefically by directors of the Company and consolidated entity or their director-related entities at the reporting date:		
Ordinary shares	**52,627**	50,627
Options over ordinary shares (refer note 21(ii))	**247,306**	593,798

	PARENT ENTITY	
	2003	2002
	$'000	$'000
Wholly owned group		
The wholly owned group consists of Sims Group Limited and its wholly owned controlled entities. Ownership interests in these controlled entities are set out in note 23.		
Transactions between Sims Group Limited and other entities in the wholly owned group consisted of loans advanced and repaid, the receipt of interest (where applicable) on loans and the provision of general administrative assistance.		
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly owned group:		
Interest revenue	**452**	496

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Amounts receivable and payable to other related parties				
Aggregate amounts receivable at balance date from:				
Non current				
Entities in the wholly owned group (note 5)	-	-	**24,962**	9,549
Aggregate amounts payable at balance date to:				
Non current				
Entities in the wholly owned group (note 11)	-	-	**95,061**	85,787

Amounts receivable and payable to other related parties have no fixed terms of repayment and no interest is charged, except for a loan to a controlled entity (included in non current receivables).

Controlling entity

The ultimate parent entity in the wholly owned group is Sims Group Limited.

NOTE 27. SEGMENT INFORMATION

Geographical segments

The consolidated entity's operations span the globe with facilities spread throughout Australia, New Zealand, Papua New Guinea, the United States of America, United Kingdom, Canada, China, Malaysia and India.

The major geographical areas of operation are as follows:

- Australia - comprising Australia, Papua New Guinea, China, Malaysia and India
- North America - comprising the United States of America and Canada
- New Zealand
- United Kingdom

Business segments

The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves ferrous and non-ferrous secondary raw materials recycling and secondary processing.

Ferrous secondary recycling comprises the collection, processing and trading of iron and steel secondary raw material.

Non-ferrous secondary recycling comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

Secondary processing is a value adding process involving the melting, refining and ingoting of certain non ferrous metals, the production of extruded products and the reclamation and reprocessing of plastics.

Primary reporting - geographical segments

2003	Australia $'000	North America $'000	New Zealand $'000	United Kingdom $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	630,526	421,161	52,315	475,711	-	1,579,713
Intersegment sales (note (a))	(1,135)	-	1,135	-	-	-
Total sales revenue	629,391	421,161	53,450	475,711	-	1,579,713
Share of net profits of associates accounted for using the equity method	19	1,798	15	-	-	1,832
Other revenue	4,918	23,618	64	1,199	-	29,799
Total segment revenue	634,328	446,577	53,529	476,910	-	1,611,344
Segment contribution	43,152	20,852	8,721	39,253	-	111,978
Unallocated revenue less unallocated expenses						-
Profit from ordinary activities before income tax expense						111,978
Income tax expense						(36,936)
Profit from ordinary activities after income tax expense						75,042
Segment and Total Assets	302,910	98,603	12,897	173,983	-	588,393
Segment and Total Liabilities	81,907	28,071	8,225	73,220	-	191,423

NOTE 27. SEGMENT INFORMATION (continued)

2003	Australia $'000	North America $'000	New Zealand $'000	United Kingdom $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Investment in associates accounted for using the equity method	268	4,533	702	-	-	5,503
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	16,687	5,591	1,393	13,036	-	36,707
Depreciation and amortisation expense	9,856	12,655	986	13,299	-	36,796
Other non-cash expenses	5,656	1,482	188	674	-	8,000
2002						
Sales to external customers	575,165	381,718	35,207	417,130	-	1,409,220
Intersegment sales (note (a))	(10,962)	-	10,962	-	-	-
Total sales revenue	564,203	381,718	46,169	417,130	-	1,409,220
Share of net profits of associates accounted for using the equity method	134	600	41	-	-	775
Other revenue	6,915	51	1,031	5,717	-	13,714
Total segment revenue	571,252	382,369	47,241	422,847	-	1,423,709
Segment contribution	30,057	7,062	8,887	25,202	-	71,208
Unallocated revenue less unallocated expenses						-
Profit from ordinary activities before income tax expense						71,208
Income tax expense						(22,649)
Profit from ordinary activities after income tax expense						48,559
Segment and Total Assets	262,707	138,419	18,250	199,367	-	618,743
Segment and Total Liabilities	82,945	71,410	4,686	120,864	-	279,905
Investment in associates accounted for using the equity method	248	3,219	623	-	-	4,090
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	10,854	3,894	351	13,300	-	28,399
Depreciation and amortisation expense	10,123	13,352	941	13,603	-	38,019
Other non-cash expenses	6,149	2,286	(13)	5,869	-	14,291

NOTE 27. SEGMENT INFORMATION (continued)

Note (a) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length" basis and are eliminated on consolidation.

Secondary reporting - business segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles & other non-current segment assets	
	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000
Ferrous secondary recycling	937,585	769,052	402,223	422,970	30,641	23,706
Non-ferrous secondary recycling	403,604	397,837	121,201	127,453	4,479	3,465
Secondary processing	238,524	242,331	64,969	68,320	1,587	1,228
	1,579,713	1,409,220	588,393	618,743	36,707	28,399

NOTE 28. EARNINGS PER SHARE

	CONSOLIDATED	
	2003	2002
	Cents Per Share	
Basic earnings per share	82.2	54.0
Diluted earnings per share	82.2	53.0
	Number of Shares	
Weighted average number of ordinary shares outstanding during the financial year used in the calculation of basic earnings per share	91,273,301	89,808,505
Weighted average number of ordinary shares and potential ordinary shares outstanding during the financial year used in the calculation of diluted earnings per share	91,319,455	91,556,604
	$'000	$'000
Earnings used in calculating diluted earnings per share	75,042	48,525

NOTE 29. CASH FLOW INFORMATION

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
(i) Reconciliation of cash				
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:				
Cash and short term deposits	**78,617**	71,202	**49,058**	56,459
(ii) Reconciliation of profit from ordinary activities after related income tax expense to net cash inflow from operating activities				
Profit from ordinary activities after related income tax expense	**75,042**	48,559	**29,960**	23,599
Amortisation of goodwill	**7,156**	6,191	**215**	269
Depreciation and amortisation of property, plant and equipment	**29,640**	31,828	**8,183**	8,353
Net profit on disposal of non current assets	**(641)**	(2,950)	**(497)**	(1,485)
Net gain on insurance claim re plant and equipment	**(414)**	(1,038)	**-**	-
Change in assets and liabilities, net of effects of acquisitions and disposals of entities:				
(Increase) / decrease in trade and other debtors	**24,198**	11,750	**(18,557)**	26,218
(Increase) / decrease in inventories	**(13,605)**	(171)	**(12,643)**	119
(Increase) / decrease in prepayments	**(5,119)**	1,997	**(1,551)**	(473)
Increase / (decrease) in provisions	**1,394**	(2,694)	**2,455**	(5,216)
Increase / (decrease) in income tax payable	**6,647**	1,368	**4,420**	(3,855)
(Increase) / decrease in deferred taxes	**(5,124)**	(1,419)	**(1,651)**	872
Increase in accounts payable and other creditors	**7,833**	9,790	**17,060**	287
Net cash inflow from operating activities	**127,007**	103,211	**27,394**	48,688

NOTE 30. FINANCING ARRANGEMENTS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
Entities in the consolidated entity have access to the following credit standby arrangements:				
Unsecured multi-currency/multi-option loan facilities, subject to reviews ranging from one to three years, totalling	**273,732**	279,926	**100,913**	81,636
Amount of credit unused	**265,440**	185,874	**100,913**	81,636

NOTE 31. FINANCIAL INSTRUMENTS

	CONSOLIDATED		PARENT ENTITY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(i) Forward foreign exchange contracts				
(a) The consolidated entity enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in foreign currencies.				
The settlement dates, dollar amounts to be received and contractual exchange rates of the consolidated entity's outstanding contracts at balance date are:				
United States dollars (to AUD) - Buy AUD, Sell USD				
Up to 12 months - at rates averaging USD 0.6832 (2002 USD 0.6213)	**10,978**	131,984	**10,978**	131,984
Exceeding 12 months - at rates averaging USD Nil (2002 USD 0.6459)	**-**	27,096	**-**	27,096
New Zealand dollars (to AUD) - Buy AUD, Sell NZD				
Up to 12 months - at rates averaging Nil To NZD (2002 1.1914 to NZD)	**-**	12,590	**-**	12,590
New Zealand dollars (to AUD) - Buy NZD, Sell AUD				
Up to 12 months - at rates averaging 1.1221 To NZD (2002 Nil)	**4,000**	-	**4,000**	-
Great Britain Pounds (GBP) - Buy AUD, Sell GBP				
Up to 12 months - at rates averaging GBP 0.3759 to AUD (2002 GBP 0.3759 to AUD)	**-**	867	**-**	867
Great Britain Pounds (GBP) - Buy GBP, Sell USD				
Up to 12 months - at rates averaging USD 1.6549 to GBP (2002 USD 1.4784 to GBP)	**52,048**	38,709	**-**	-
Great Britain Pounds (GBP) - Buy USD, Sell GBP				
Up to 12 months - at rates averaging USD 1.6373 to GBP (2002 USD Nil)	**4,525**	-	**-**	-
Great Britain Pounds (GBP) - Buy GBP, Sell Euro				
Up to 12 months - at rates averaging Euro 1.4278 to GBP (2002 Euro 1.5820 to GBP)	**25,764**	18,793	**-**	-

NOTE 31. FINANCIAL INSTRUMENTS (continued)

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
Great Britain Pounds (GBP) - Buy Euro, Sell GBP Up to 12 months - at rates averaging Euro 1.4170 to GBP (2002 Euro 1.5954 to GBP)	**3,828**	602	**-**	-
At balance date net deferred costs on these contracts calculated by reference to the current forward rates for contracts with similar maturity profiles amounted to:	**206**	19,418	**406**	20,233

The actual financial result will be dependent upon the exchange rate at the settlement dates and will be brought to account within future sales revenue in accordance with note 1(c).

(ii) Interest rate swap contracts

Bank loans of the consolidated entity currently bear an average variable interest rate of 3.89%. It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swaps under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable within 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Swaps currently in place cover 100% (2002 - 52.1%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The balance of the swaps expire by 17 September 2003. The fixed interest rate is USD Nil% (2002 - 5.61%), GBP 4.95% (2002 - 4.95%) and the variable rates are equal to the 90 day Libor for the GBP swap, which at last setting was GBP 3.64%.

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	**2003**	2002
	$'000	$'000	**$'000**	$'000
At 30 June 2003, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:				
Less than 1 year (2002 - US$20M)	**-**	35,467	**-**	-
Less than 1 year (GBP 5M)	**12,382**	-	**-**	-
1 - 2 years (2002 - GBP 5M)	**-**	13,532	**-**	-
	12,382	48,999	**-**	-

(iii) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity. The effective weighted average interest rate for each class of financial assets and financial liabilities is as follows:

NOTE 31. FINANCIAL INSTRUMENTS *(continued)*

2003	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	29	78,617	-	-	-	-	78,617
Receivables	5	-	-	-	-	134,493	134,493
		78,617	-	-	-	134,493	213,110
Weighted average interest rate		3.1%					
Financial liabilities							
Bank overdrafts and loans	12	8,292	-	-	-	-	8,292
Trade and other creditors	11	-	-	-	-	140,758	140,758
Interest rate swaps*		(12,382)	12,382	-	-	-	-
		(4,090)	12,382	-	-	140,758	149,050
Weighted average interest rate		6.0%	4.95%				
Net financial assets / (liabilities)		82,707	(12,382)	-	-	(6,265)	64,060

* Notional principal amounts

2002	Notes	Floating interest rate $'000	1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	29	71,202	-	-	-	-	71,202
Receivables	5	-	-	-	-	158,958	158,958
		71,202	-	-	-	158,958	230,160
Weighted average interest rate		4.48%					
Financial liabilities							
Bank overdrafts and loans	12	94,052	-	-	-	-	94,052
Trade and other creditors	11	-	-	-	-	129,534	129,534
Interest rate swaps*		(48,999)	35,467	13,532	-	-	-
		45,053	35,467	13,532	-	129,534	223,586
Weighted average interest rate		5.53%	5.80%	4.95%			
Net financial assets / (liabilities)		26,149	(35,467)	(13,532)	-	29,424	6,574

* Notional principal amounts

NOTE 31. FINANCIAL INSTRUMENTS (continued)

Reconciliation of net financial assets to net assets

	Notes	2003 $'000	2002 $'000
Net financial assets as above		**64,060**	6,574
Non-financial assets and liabilities			
Inventories	6	**88,582**	75,905
Investments	7	**5,503**	4,090
Property, plant and equipment	8	**206,104**	221,132
Intangibles	10	**55,428**	76,473
Other assets	9	**19,666**	10,983
Tax liabilities	13	**(25,331)**	(20,206)
Provisions	14	**(17,042)**	(36,113)
Net assets per statements of financial position		**396,970**	338,838

(iv) Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying amounts. The loans advanced under the Sims Group Limited Employee Share Ownership Plan (note 21(ii)) are repayable by 2004 at the latest (loans advanced in November 1999). The employees will also provide services over the periods of the loans which will be held until maturity. In these circumstances and with the current and forecast low interest rates and the continuing repayments, the fair value of these loans is not considered materially different from their book values.

DIRECTORS'
DECLARATION

The directors declare that the financial statements and notes set out on pages 31 to 74:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 23 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 23.

This declaration is made in accordance with a resolution of the directors.

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Sydney 28 August 2003

INDEPENDENT

AUDIT REPORT

to the members of Sims Group Limited

Audit opinion

In our opinion, the financial report of Sims Group Limited, set out on pages 31 to 75:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Sims Group Limited and Sims Group (defined below) as at 30 June 2003, and of their performance for the year ended on that date
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Sims Group Limited (the company) and Sims Group (the consolidated entity), for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

We read the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

INDEPENDENT AUDIT REPORT

to the members of Sims Group Limited

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

W H B Seaton
Partner

Sydney 28 August 2003

SHAREHOLDER INFORMATION

as at 19 September 2003

Voting Rights

Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

The employee options carry no voting rights.

Substantial Shareholders

	Ordinary Shares
Barclays Global Investors Australia Limited	7,614,762
AMP Limited	6,541,329
GMO Australia Limited	4,691,369

Distribution of Holdings

	Holders	Ordinary Shares
1 - 1,000	7,021	4,583,841
1,001 - 5,000	9,284	22,200,434
5,001 - 10,000	1,173	8,456,407
10,001 - 100,000	493	10,441,224
100,001 and over	49	47,094,659
Total	**18,020**	**92,776,565**

Number of holders of less than a marketable parcel	170

Stock Exchange Listing

The Company's ordinary shares are quoted on the Australian Stock Exchange.

ADR Facility

The Company has a sponsored American Depositary Receipt (ADR) facility with the Bank of New York. ADRs trade on the over-the-counter market in the United States of America under cusip number 829202100 with each ADR representing four ordinary shares. Further information and investor enquiries on ADRs should be directed to the ADR Depositary listed in the Corporate Directory.

Shareholder Enquiries

The Share Register of the Company is maintained by Computershare Investor Services Pty Limited, Sydney. Enquiries from investors regarding their holdings should be directed to Computershare at the address listed in the Corporate Directory.

Unquoted Equity Shares

	No. on Issue	No. of holders
Options issued under the Sims Group Limited Group Employee Option Plan to take up ordinary shares	10,000	1
Options issued to Mr J L Sutcliffe, the Group Chief Executive	193,798	1

Buy-back

The Company currently has an on-market buy-back in place.

SHAREHOLDER INFORMATION

as at 19 September 2003

Twenty largest shareholders	No. of Shares	% Held
1. J P Morgan Nominees Australia Limited	9,880,954	10.65
2. National Nominees Limited	4,789,931	5.16
3. AMP Life Limited	3,975,619	4.29
4. Westpac Custodian Nominees Limited	3,969,739	4.28
5. RBC Global Services Australia Nominees Pty Limited <Pipooled A/C>	2,396,128	2.58
6. ANZ Nominees Limited	2,377,544	2.56
7. Cogent Nominees Pty Limited	1,793,447	1.93
8. Commonwealth Custodial Services Limited	1,503,815	1.62
9. Queensland Investment Corporation	1,490,981	1.61
10. Citicorp Nominees Pty Limited <CFS Future Leaders Fund A/C>	1,434,588	1.55
11. Citicorp Nominees Pty Limited	1,236,001	1.33
12. Cogent Nominees Pty Limited <SMP Accounts>	810,193	0.87
13. Government Superannuation Office (A/C State Super Fund)	739,507	0.80
14. Citicorp Nominees Pty Limited <CFSIL CFS WS Small Comp A/C>	703,050	0.76
15. UBS Nominees Pty Ltd <Prime Broking A/C>	680,118	0.73
16. NRMA Nominees Pty Limited	670,969	0.72
17. Sandhurst Trustees Ltd <Aust Ethical Equities A/C>	541,334	0.58
18. PSS Board	502,129	0.54
19. RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	494,077	0.53
20. CSS Board	464,991	0.50
	40,455,115	43.59

CORPORATE DIRECTORY

Sims Group Limited ABN 37 008 634 526

Board of Directors
Mr. Paul K Mazoudier Chairman
Mr. Jeremy L Sutcliffe Group Chief Executive
Mr. Ross B Cunningham Executive Director Group Finance & Strategy
Mr. Geoffrey N Brunsdon
Mr. A Charles Copeman
Mr. J Michael Feeney

Auditors
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street,
Sydney NSW 1171

Principal Bankers
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

Share Registry
Shareholder enquiries to:
Computershare Investor Services Pty. Limited
Level 3, 60 Carrington Street,
Sydney NSW 2000
Postal Address:
GPO Box 7045,
Sydney NSW 2001
Telephone: 1300 855 080
Facsimile: (61 2) 8234 5050

ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street 22W,
New York, NY 10286 USA
Telephone: (1 212) 815 2293
Facsimile: (1 212) 571 3050

For more up to the minute investor relations, visit www.sims-group.com

MANAGEMENT DIRECTORY

CORPORATE AND REGISTERED OFFICE

Sims Group Limited
Sims Group House
Level 6, 41 McLaren Street,
North Sydney NSW 2060 Australia
(GPO Box 4155, Sydney, NSW 2001)
Tel: (61 2) 9956 9100
Fax: (61 2) 9954 9680
Website: www.sims-group.com
J L Sutcliffe, Group Chief Executive
R B Cunningham, Executive Director Group Finance & Strategy
S Bryce, Group Human Resources Manager
G Evans, Group Financial Controller
F M Moratti, Company Secretary & Legal Counsel
P S Ricketts, Group General Manager Finance & Administration
S Unkovic, Group General Manager Audit & Compliance

EQUITY INVESTMENTS

Landfill Management Services Pty Limited
J J Falzon, Managing Director

AUSTRALIAN JOINT VENTURES

Australian Refined Alloys Pty Limited
M Howell, General Manager

Consolidated Extrusions Pty Limited
D Wilson, Acting General Manager

AUSTRALASIA

D R McGree, Group Executive General Manager Australasia
A M Black, General Manager [illegible] Ferrous Exports
P Farmer, National Operations Manager
J Glyde, General Manager, Qld, PNG
J Klug, General Manager NSW
G Machell, General Manager Vic, SA, Tas
C McGrath, Manager SA
D S McLean, General Manager Manufacturing
P Netchaef, General Manager Recycling Solutions Australia
K Radhakrishnan, General Manager Sims International
J Whitaker, General Manager WA

NEW ZEALAND JOINT VENTURE

Sims Pacific Metals Limited
Cnr Manu and Kahu Streets,
Otahuhu, Auckland, NZ
Tel: (64 9) 276 1809
Fax: (64 9) 276 6407
R R Brown, General Manager

UNITED KINGDOM

Sims Group UK Limited
Long Marston,
Stratford-upon-Avon
Warwickshire CV37 8AQ, UK
Tel: (44 1789) 720 431
Fax: (44 1789) 720 940

[illegible] Managing Director Metals Recycling
J Davy, Managing Director Sims Recycling Solutions - Europe & North America
M Coombs, General Manager Finance
S Cottam, General Manager Sims Recycling Solutions
R Kilpatrick, General Manager Operations & Engineering
P Mumby, General Manager South West & Home Counties
J Price, General Manager South Wales
J Rawson, General Manager Commercial
D Williams, Company Secretary
P Wright, General Manager Northern Region

UNITED STATES OF AMERICA

Sims Group USA Corporation
600 South 4th Street,
Richmond, Cal. 94804 USA
Tel: (1 510) 412 5300
Fax: (1 510) 412 5421
C R Jansen, President
J T Buckland, Senior Vice President
R P Cotton, General Manager Virginia
M A Partridge, Vice President Finance & CFO
E A Pumphrey III, General Manager Mill Services

CANADA

Sims Group Canada
11760 Mitchell Road,
Richmond, BC V6V 1V8 Canada
Tel: (1 604) 301 1600
Fax: (1 604) 301 160[illegible]
H Dhillon, General Manager

CHINA

Sims International
Suite 2701, No. 166,
East Lu Jia Zui Road
Pudong, Shanghai 200120 China
Tel: (86 21) 6841 9191
Fax: (86 21) 6841 9090
F Zhang, Chief Representative

MALAYSIA

Sims International
Plaza 138, Unit 10.6
138 Jalan Ampang,
50450 Kuala Lumpur, Malaysia
Tel: (60 3) 2732 0720
Fax: (60 3) 2732 0721
R Loh, Chief Representative

INDIA

Sims International
5A, Century Plaza
560-561 Anna Salai
Chennai - 600018, India
Tel: (91 44) 5213 2123
Fax: (91 44) 5213 2124
K Manokaran, Chief Representative

Printed in Australia using paper which has the Nordic Swan Accreditation for ecologically exemplary pulp and paper manufacturing. The paper is manufactured using processes which are Acid Free, Dioxin Free and Totally Chlorine Free. The paper is produced with fibre obtained from sustainable plantation forests, is recyclable and biodegradable. The production processes adhere to the ISO 14001 Environmental Management System complying with International Standards.

Designed and Produced by [illegible]

METAL RECYCLING
MANUFACTURING
ALUMINIUM
ENERGY
INTERNATIONAL
STEEL
PLASTICS
INDUSTRIAL
RECYCLING SOLUTIONS

www.sims-group.com